                                FORM 18-K/A

          For Foreign Governments and Political Subdivisions Thereof

          __________________________________________________________

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                             AMENDMENT NO. 4 TO
                               ANNUAL REPORT
                                     of
                             PROVINCE OF ONTARIO
                                  (Canada)
                            (Name of Registrant)
                           ______________________

                Date of end of last fiscal year: March 31, 2006

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

________________________________________________________________________________

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered
________________________________________________________________________________

N/A                      N/A                                 N/A
________________________________________________________________________________

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                               Jennifer MacIntyre
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   __________

                                   Copies to:
                             Christopher J. Cummings
                           Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                                  PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2006 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (h)    Public Accounts of Ontario: 2006-2007 Province of Ontario
                    Annual Report and Consolidated Financial Statements

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                       PROVINCE OF ONTARIO
                                       (Name of registrant)

August 17, 2007                        By:  /s/ Irene Stich
                                       ---------------------------------------------
                                       Name:    Irene Stich
                                       Title:   Director, Capital Markets Operations
                                                Capital Markets Division
                                                Ontario Financing Authority

                               Exhibit Index

Exhibit (h):       Public Accounts of Ontario: 2006-2007 Province of Ontario
                   Annual Report and Consolidated Financial Statements

                                         EXHIBIT (h)

                                         Public Accounts of Ontario: 2006-2007 Province of Ontario
                                         Annual Report and Consolidated Financial Statements

                           [The Ontario Coat of Arms]

To The Honourable
James K. Bartleman
Lieutenant Governor of Ontario

May It Please Your Honour:

The undersigned has the honour to present to Your Honour the Public Accounts of the Province of Ontario for the
fiscal year ended March 31, 2007, in accordance with the requirements of the Ministry of Treasury and Economics Act.

Respectfully submitted,

/s/  Greg Sorbara
---------------------------
The Honourable Greg Sorbara
Minister of Finance
Toronto, August 2007

-------------------------------------------------------------------------------------------------------------------------
                                                                   Financial Statement Discussion and Analysis, 2006-2007
-------------------------------------------------------------------------------------------------------------------------

FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

CONSOLIDATED FINANCIAL STATEMENTS

FOREWORD

         I am pleased to present the 2006-2007 Ontario Public Accounts. These accounts confirm a $2.3 billion surplus for 2006-07, the second consecutive balanced budget.

         When the government took office in October 2003, Ontario was facing deficits on many fronts. Our education and health care systems were struggling. Our infrastructure investments were not keeping pace.
         Ontario's most vulnerable lacked a fair chance to succeed.

         At the same time, Ontario faced a $5.5 billion fiscal deficit, rooted in a mismatch of revenues and expenditures between 2000-01 and 2003-04.
         During that period, provincial program spending increased by 21 per cent, while taxation revenue actually declined by 0.7 per cent. This imbalance created the conditions for a structural deficit.

         Our mandate was clear: restore Ontario's fiscal health; address the deficits in education and skills, health care and infrastructure;
         expand opportunity for all Ontarians; and grow a more vibrant economy.

         Our first Budget included measures to address Ontario's structural deficit, while investing in our key priorities of health care and education. The 2005 Budget launched the most significant investment in higher education in a generation. The 2006 Budget invested $1.2 billion in public transit, roads and bridges through Move Ontario.

         Throughout this period, we have steadily reduced Ontario's deficit through a more disciplined approach that included a prudent fiscal planning process, measures to control spending in non-priority areas, and key investments to strengthen the Ontario economy. The 2005-2006
         Public Accounts showed a balanced budget, although the structural deficit was still not fully addressed and storm clouds loomed on
         Ontario's economic horizon.

         Rising oil prices, the high Canadian dollar and an economic slowdown in the United States resulted in a period of more modest economic growth in Ontario in the third quarter of 2006. To help mitigate the impact, we introduced a number of targeted measures in the fall of 2006 to help job-threatened or laid-off workers, fast-track infrastructure projects, encourage interprovincial trade and boost tourism.

         By the fourth quarter of 2006, private-sector forecasts anticipated
         Ontario real gross domestic product (GDP) growth would strengthen over the next three years. The Ontario Economic Accounts for the first quarter of 2007 confirm that Ontario has returned to more healthy levels of growth, with real GDP up 0.7 per cent.

         The 2007 Budget continued to invest in education, health care and infrastructure, while launching initiatives to expand opportunities for children and families and to protect the environment. It also projected another balanced budget, with indications that we were on track to post five consecutive surpluses.

         Over the course of its mandate, the government has taken a number of steps to enhance transparency and accountability. The Fiscal
         Transparency and Accountability Act (FTAA), passed by the Ontario legislature in 2004, requires the government to publish a report on
         Ontario's finances in advance of a general election and to have it reviewed by the Auditor General. The Province's first Pre-Election
         Report on Ontario's Finances was published on April 23, 2007 and, on
         June 18, 2007, the Auditor General published his review. Among other things, his review confirms that the government's expense and revenue estimates are reasonable and that the assumptions, on which the projections are based, are consistent with the plans of the government.

         This Annual Report, which forms part of the Public Accounts of Ontario, confirms a balanced budget for 2006-07. In fact, we have exceeded our fiscal target by posting a surplus of $2.3 billion. The results in
         Ontario are similar to those in most other Canadian jurisdictions, including Saskatchewan, Nova Scotia, Alberta and British Columbia, each of which achieved surpluses in 2006-07 that went well beyond budgetary plan. While the federal government has yet to release its 2006-07 public accounts, indications are that those accounts will show surpluses beyond budgetary plan.

         Ontario's results demonstrate that our economy is growing and that our approach to financial management, based as it is on discipline and prudence, has been successful. The "wisdom of the practice of building a healthy dose of prudence into the budget revenue projections" was noted in the Auditor General's review of our Pre-Election Report.

         This Annual Report represents, in exhaustive detail, the results of one year in this government's mandate. It itemizes, with precision, the steps we have taken to:

             •  make our schools better places to learn

             •  strengthen the reach of our colleges and universities

             •  reduce health wait times and build new health centres

             •  address the harsh realities of poverty

             •  build and repair infrastructure around the province

             •  expand opportunity in Ontario's workplaces

             •  create a greener and cleaner province

         ...and much more.

         Our plan is working. Ontario is growing again and has entered a new era of balanced budgets and sustainable surpluses. This strength provides an opportunity for us to become an even stronger province in the years ahead.

         /s/  Greg Sorbara
         ---------------------------
         The Honourable Greg Sorbara
         Minister of Finance

INTRODUCTION

         This Annual Report, which forms part of the Public Accounts of the
         Province of Ontario, outlines Ontario's financial position and the results of operations for the fiscal year ended March 31, 2007. This report is one of the major financial accountability documents of the
         Province, wrapping up the financial results of the past year. It represents the final outcome of the Budget for 2006-07 that was released in March 2006, and explains actual financial results for the year against those planned.

         The Province has taken a number of steps to improve its financial reporting to enhance transparency and accountability. Part of that effort has been to release the Budget and this Annual Report earlier and to improve their presentation. Further underlining a commitment to providing timely and useful financial information, this year the
         Province released Ontario's first Pre-Election Report on Ontario's
         Finances, in line with the requirements of the Fiscal Transparency and
         Accountability Act, 2004. The first document of its kind in Canada, the
         Pre-Election Report was independently reviewed by the Province's
         Auditor General, who noted that "the report enhances the accountability and transparency of the government's fiscal-planning process."

         The Financial Statement Discussion and Analysis provided in this Annual
         Report builds on the commitment to openness and transparency in financial information. It has been reorganized to make it easier to understand, and to highlight the financial management principles underlying improvements in the Province's financial health over the past several years.

         Producing the Public Accounts of Ontario requires the teamwork and cooperation of a large number of staff in ministries, agencies and organizations in the broader public sector. In addition, the Office of the Auditor General plays a critical role in reviewing and reporting on the Province's financial statements. I would like to thank everyone who was involved in preparing the 2006-07 Public Accounts for their very important contributions.

         Comments on the Public Accounts are welcome. Please share your thoughts by e-mail at annualreport@ontario.ca, or by writing to the Office of the Provincial Controller, Re: Annual Report, Ontario Ministry of
         Finance, First Floor, Frost Building South, 7 Queen's Park Crescent,
         Toronto ON M7A 1Y7.

         /s/  Bruce L Bennett
         ---------------------------------------------------
         Bruce L. Bennett, CA
         Assistant Deputy Minister and Provincial Controller
         Ontario Ministry of Finance

GUIDE TO THE PUBLIC ACCOUNTS

         The Public Accounts of the Province of Ontario comprise this Annual
         Report and three supporting volumes.

Annual Report

         The Annual Report includes the Consolidated Financial Statements of the
         Province of Ontario and a Financial Statement Discussion and Analysis
         that explains the results in more detail.

         The Consolidated Financial Statements are made up of several documents and schedules:

         •   The Auditor General's Report on the Consolidated Financial
             Statements expresses the opinion of the Auditor General that the statements fairly report the activities of the government in accordance with Canadian generally accepted accounting
             principles.

         •   The Consolidated Statement of Operations reports the annual deficit/surplus from operations in the period. It shows
             government revenues, the cost of providing services and other expenses, and the difference between them.

         •   The Consolidated Statement of Financial Position shows the financial resources of the Province against its obligations.
             The resulting figure is called net debt. The Province's
             accumulated deficit is its net debt less the value of its
             tangible capital assets and the net assets of hospitals,
             school boards and colleges.

         •   The Consolidated Statement of Change in Net Debt shows the combined impact on net debt of the Province's annual
             deficit/surplus and its investments during the year in
             tangible capital assets and the net assets of hospitals,
             school boards and colleges.

         •   The Consolidated Statement of Cash Flow shows the sources and uses of cash over the period. Government's operating
             activities, including the annual surplus or deficit, and
             changes in its financial investments, may use or provide cash over the fiscal year. Increases in debt are a source of cash, while investments in tangible capital assets and the net assets of hospitals, school boards and colleges are uses of cash.

         •   Notes and schedules provide further information and detail on the items in the various statements and form an integral part of the Consolidated Financial Statements. The notes also
             include a summary of the significant accounting policies that guide the financial statement reporting.

Supporting Volumes

         •   Volume 1 contains ministry statements and detailed schedules of debt and other items. The ministry statements reflect the financial activities of the government's ministries on the accrual basis of accounting, providing a comparison of
             appropriations with actual spending. Ministry expenses include all expenses that are subject to appropriation approved by the
             Legislative Assembly, but exclude adjustments arising from consolidation of government organizations whose expenses are not appropriated.

         •   Volume 2 contains the financial statements of significant
             provincial corporations, boards and commissions that are part of the government's reporting entity, and other miscellaneous financial statements.

         •   Volume 3 contains detailed schedules of ministry payments.

STATEMENT OF RESPONSIBILITY

         The Consolidated Financial Statements are prepared by the Government of
         Ontario in compliance with legislation, and in accordance with accounting principles for governments recommended by the Public Sector Accounting
         Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA)
         and, where applicable, the recommendations of the Accounting Standards
         Board (AcSB) of the CICA.

         The Financial Statement Discussion and Analysis section of this Annual
         Report is also prepared by the Government of Ontario in compliance with legislation and in accordance with the financial reporting principles and practices recommended for governments by PSAB.

         The government accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement
         Discussion and Analysis.

         The government is also responsible for maintaining systems of financial management and internal control to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded and reliable financial information is available for preparation of these
         Consolidated Financial Statements.

         The Consolidated Financial Statements have been audited by the Auditor
         General of Ontario and his report appears on page 31 of this document.

         /s/   Colin Andersen            /s/   Philip Howell              /s/   Bruce L. Bennett
         --------------------            -------------------------        ----------------------------
         Colin Andersen                  Philip Howell                    Bruce L. Bennett, CA
         Deputy Minister                 Associate Deputy Minister        Assistant Deputy Minister
                                                                             and Provincial Controller
         August 7, 2007                  August 7, 2007                   August 7, 2007

                        FINANCIAL STATEMENT DISCUSSION

                                  AND ANALYSIS

HIGHLIGHTS

         •   The Province's financial results continued to improve, moving to a $2.3 billion surplus position in the year ended March 31,
             2007, from a $5.5 billion deficit in 2003-04.

                      [column chart shows surplus numbers from 2005-2007]

         •   The 2007 Budget concluded that Ontario could achieve five
             consecutive surpluses from 2005-06 through to 2009-10, depending on 2007-08 results. This Annual Report confirms a second consecutive surplus, for the 2006-07 fiscal year. The surplus for 2006-07 includes a number of one-time revenue gains that are not expected to carry forward into future years. Nevertheless, the Province's updated fiscal plan for 2007-08 puts Ontario clearly on track to achieve five consecutive surpluses.

         •   Improved financial management and strong fiscal performance have allowed the Province to eliminate the annual deficit
             earlier than its original goal, while at the same time improving services and making major investments in critical infrastructure.

         •   Total spending on the core areas of education, health care and children's and social services grew by $11.7 billion between
             2003-04 and 2006-07. At the same time, the Province has made major investments in new buildings and facilities for hospitals, schools, colleges and universities, transportation and public transit systems, and other key assets.

         •   The Province's investments in core services and infrastructure have brought real and measurable change to the lives of Ontario's people: children and young people are doing better in school, waiting times for key medical procedures are shorter, our health care system is more responsive and effective, and stewardship over
             Ontario's air and water is stronger.

----------------------------------------------------------------------------------------------------------------
2006-07 Actual Results Against Budget Plan                                                              Table 1
($ Billions)
----------------------------------------------------------------------------------------------------------------
                                                                       2006-07          2006-07
                                                                        Budget           Actual          Change
                                                            ----------------------------------------------------
Revenues                                                                  85.7             90.4             4.7

Expenses
    Programs                                                              77.7             79.3             1.6
    Interest on Debt                                                       9.4              8.8            (0.6)
                                                            ----------------------------------------------------
Total Expenses                                                            87.1             88.1             1.0
                                                            ----------------------------------------------------
Annual Surplus (Deficit)(1)                                               (1.4)             2.3             3.6
----------------------------------------------------------------------------------------------------------------
(1) A reserve of $1.0 billion included in the Budget plan is not shown in the above results, as it was not needed during the year.
Note: Budget numbers and related variances may not add due to rounding.
----------------------------------------------------------------------------------------------------------------

         •   Revenues exceeded the level expected in the 2006-07 fiscal plan presented in the March 2006 Budget by $4.7 billion. The change reflected an unanticipated and time-limited increase in federal transfer payments of $0.5 billion and a one-time gain of $0.6 billion related to the initial public offering of
             Teranet. It also included $1.4 billion in one-time adjustments to tax revenues for earlier years. Taxation revenues relating to 2006-07, income from government business enterprises and other revenue sources were also stronger than projected.

         •   The government used about one-third of the additional revenues to increase overall spending on government priorities by
             $1.6 billion. The remaining two-thirds of the revenue increase went to further reducing the Province's accumulated deficit.

         •   The annual surpluses of $2.3 billion this year and $0.3 billion for 2005-06 have reduced the accumulated deficit by a total of
             $2.6 billion.

         •   Much of the information underlying these positive final
             results was discussed earlier this year in the 2007 Budget, which provided interim results for 2006-07. The change from the interim estimate of a $0.3 billion surplus reflects new information about revenues, as well as final expenses that were lower than estimated in the interim results.

         •   The results of the past four years and the improved outlook for future years underscore the wisdom of the government's careful and disciplined approach to financial management. This approach will continue to protect Ontario's fiscal health —
             and benefit its citizens — going forward.

ANALYSIS OF 2006-07 RESULTS

         The analysis that follows compares the actual 2006-07 results to the plan presented in the Budget of March 23, 2006.

--------------------------------------------------------------------------------------------------------
2006-07 Operating Results against Budget Plan                                                   Table 2
($ Billions)
--------------------------------------------------------------------------------------------------------
                                                                  2006-07        2006-07
                                                                   Budget         Actual         Change
                                                            --------------------------------------------
Revenues
    Taxation                                                         61.3           64.3            3.0
    Federal transfers                                                13.6           14.0            0.5
    Income from government business enterprises                       3.9            4.2            0.3
    Other non-tax revenue                                             7.0            7.9            0.9
                                                            --------------------------------------------
Total Revenues                                                       85.7           90.4            4.7

Expenses
    Health                                                           35.5           35.7            0.2
    Education, postsecondary and training                            17.2           17.4            0.2
    Children's and social services                                   10.2           10.4            0.2
    Other programs                                                   14.6           15.8            1.1
                                                            --------------------------------------------
Total Program Expenses                                               77.7           79.3            1.6

    Interest on debt                                                  9.4            8.8           (0.6)
                                                            --------------------------------------------
Total Expenses                                                       87.1           88.1            1.0
                                                            --------------------------------------------
Surplus (Deficit)                                                    (1.4)           2.3            3.6

--------------------------------------------------------------------------------------------------------
Note: Budget numbers and related variances may not add due to rounding.
--------------------------------------------------------------------------------------------------------

         Revenues increased by $4.7 billion over the amount in the Budget plan of March 2006. The Province used about one-third of the additional revenues to increase overall program expenses by $1.6 billion to support its priorities. The remaining two-thirds of the additional revenues went to further reducing the accumulated deficit, as did savings of $0.6 billion in expense for interest on debt. The Province achieved a $2.3 billion surplus for the year, instead of the $1.4 billion deficit originally forecast in March 2006.

2006-07 Revenues

         The increase in revenues above plan was due mainly to stronger taxation revenues relating to 2006-07, adjustments in tax revenues relating to earlier years, a one-time gain on the initial public offering of
         Teranet, an unanticipated and time-limited increase in federal transfer payments, and higher income from government business enterprises.

         Taxation revenues, the largest component of revenue, were $3.0 billion higher than expected in the 2006 Budget plan, mainly because of higher
         Personal Income Tax and Corporations Tax revenues. Of this, $1.4 billion reflected adjustments relating to earlier years to both Personal Income
         Tax and Corporations Tax revenues, which does not carry forward into future years.

         •   Personal Income Tax revenue was $2.0 billion above plan.
             During 2006-07, the processing of tax returns for 2005 and other earlier years increased revenues related to those years by $1.2 billion. The increases were recorded as higher revenue in 2006-07, as was an upward adjustment of $0.1 billion
             related to a re-estimate by the federal government of
             Ontario's tax entitlement for 2003. The rest of the increase reflects stronger revenues for 2006-07 than forecast in the
             2006 Budget plan.

         •   Corporations Tax revenue was $1.0 billion above the 2006 Budget plan. Final 2006 tax remittances for most Ontario corporations, which were received towards the very end of the 2006-07 fiscal year, were particularly strong. As well, Corporations Tax revenue for 2006-07 reflected an adjustment of $0.1 billion resulting from an underestimation of 2005-06 figures.

         •   Tobacco taxes were $249 million lower than projected. This decrease was offset by higher revenues from other taxes,
             including retail sales tax, employer health tax, land transfer tax and mining tax.

         Transfer payments from the federal government were $454 million higher than anticipated, largely because of time-limited payments announced in the 2006 federal budget after Ontario's 2006 Budget was presented. The funds were contingent on the federal government's final results for
         2005-06 as reported in its public accounts in the fall of 2006. This arrangement created considerable uncertainty well into Ontario's fiscal year, making effective allocation of the funds more difficult.

         Income from government business enterprises was $276 million higher than expected in the 2006 Budget plan. The most significant gain was a
         $202 million increase from plan in the income of Ontario Lottery and
         Gaming, mainly reflecting stronger performance of commercial and charity casinos, lotteries and racetracks.

         Other non-tax revenue, which consists mainly of fees, licences and various sales and rentals, was $901 million higher than expected. A one-time gain of $573 million resulted from the initial public offering in 2006 of Teranet, the company that operates the electronic land registration system in Ontario. Although the Province sold its 50 per cent interest in Teranet in 2003, it retained the right to share in the value of any future sale.

2006-07 Expenses

         The additional revenues provided the government the opportunity to invest additional funds in high-priority program areas.

         •   Investments in public transit and transportation included an increase of $769 million from plan to reflect the Province's commitment to cleaner air and reduced greenhouse gas emissions.
             The additional spending included $352 million to municipalities for public transit infrastructure. A further $346 million went to the City of Toronto for the Toronto Transit Commission and
             the replacement and refurbishment of its vehicles.

         •   In the health care sector, expenses rose by $182 million over the $35.5 billion planned in the 2006 Budget. Investments were made to reduce wait times, cover higher costs for drug
             programs, and implement the Emergency Department Action Plan.
             As well, hospitals received more funds to improve efficiency and address operational pressures. In some areas, actual
             expenses were lower than planned. For example, the hospital sector ended the fiscal year with a budgetary surplus.

         •   Additional spending on agriculture and rural communities
             provided farmers with a one-time increase of $96 million in assistance to match the federal Canadian Agricultural Income
             Stabilization Inventory Transition Initiative. Rural
             municipalities got an additional $140 million to meet pressing infrastructure needs such as improving water and wastewater systems, roads and bridges.

         •   Municipalities were provided with an increase of $127 million in capital grants for affordable housing initiatives and $10 million for brownfield initiatives.

         •   In the children's and social services sector, an additional
             $153 million was provided to help deliver social assistance, child protection and developmental services and to allow
             service agencies to make needed capital investments.

         •   Provincial universities received additional one-time funding of $210 million.

         The composition of final program expenses in 2006-07 reflected the
         Budget plan and these new initiatives:

                       [Pie Chart shows Expenses for 2006-07]

         Support for the core areas of health care, education, postsecondary education and training, and children's and social services all grew in 2006-07 over the previous year. Government spending in these and other areas is focused on continuing to achieve measurable improvement for people in Ontario.

         Families and their children are benefiting from real improvements:

         •   Almost all children in junior kindergarten to Grade 3 are now in classes of 23 or fewer students. In 2006-07, 65 per cent were in classes of 20 or fewer students — more than double the 31 per cent share in 2003-04.

         •   Students in Grades 3 and 6 are doing better at reading,
             writing and math. The most recent results, for 2005-06, show an increase in the share of students performing at or above the standard on the provincial reading and math test, from
             54 per cent in 2002-03 to 64 per cent in 2005-06.

         •   The high school graduation rate increased to 73 per cent in
             2005-06 from 68 per cent in 2003-04. This means that 12,000 more students are graduating.

         •   Full-time enrolment in postsecondary education has increased by about 86,000 students since 2002-03.

         •   Families have improved access to quality child care through the creation of almost 22,000 new licensed child care spaces across the province over the past two years, including almost
             15,000 new spaces in 2006-07.

         •   The number of children with autism spectrum disorder receiving intensive behavioural intervention has more than doubled since
             2003, with over 1,100 children receiving these services in
             2006-07.

         The health of Ontarians is benefiting from real improvements:

         •   Wait times have been shortened for five key health services —
             MRI/CT scans, hip and knee joint replacements, selected cancer surgeries, selected cardiac procedures and cataract surgeries.
             Regularly updated information on reduced wait times is
             available at www.ontariowaittimes.com. The 2007 Budget added pediatric surgeries to Ontario's wait time strategy.

         •   The formation of 150 family health teams, in which family
             doctors, nurses, nurse practitioners and other health
             professionals work in partnership, is improving access to
             primary health care and increasing its effectiveness. The
             number of Ontarians with regular access to a family doctor has increased by 500,000 since 2003.

         •   The government is increasing access to health care professionals by moving forward on: hiring 8,000 new nurses since 2003;
             increasing first-year medical school spaces by 23 per cent; and
             expanding family medicine training positions by 70 per cent.

         •   New accountability agreements with hospitals have set funding expectations and clear performance targets, including a
             commitment to the principle of balanced budgets, to help
             ensure a sustainable hospital system for Ontario.

         •   The government is moving forward with more than 100 health care projects to modernize, expand and upgrade health care facilities across the province.

         •   Since 2004, 1.8 million children and young people have
             benefited, free of charge, from three new vaccines against meningitis, invasive pneumococcal disease and chickenpox.

         •   Between 2003-04 and 2005-06, the most recent year for which data are available, the share of Ontarians aged 15 and older who reported smoking fell from 20 per cent to 16 per cent.

         Ontario's environment is benefiting from real improvements:

         •   Between 2003 and 2006, the reduction in electricity generation from coal plants resulted in a 29 per cent decrease in carbon dioxide emissions, the equivalent of taking two million cars off the road for a year. Over the same period, coal plants'
             emissions of sulphur dioxide fell by 44 per cent and nitrogen oxides by 46 per cent.

         •   In 2003, there were only 10 windmills in the province. More than 700 are now in place or contracted for, and one of the largest solar farms in the world is being developed in Ontario.

         •   Through the Clean Water Act, Ontario enjoys some of the
             best-protected drinking water in North America.

         •   Ontario is permanently protecting 1.8 million acres of green space on the outskirts of cities through its 2005 greenbelt legislation.

         •   Since becoming law in 2005, the Places to Grow Act has helped ensure sustainable growth in Ontario. The first growth plan, for the Greater Golden Horseshoe area, was released in June
             2006 after extensive consultation with stakeholders and
             communities and is now being put into action.

         The Province has achieved these results while meeting another of its commitments: modernizing government and making it more efficient. It has reduced ongoing expenses by $806 million a year through program reviews, exceeding its target of $750 million.

2006-07 Infrastructure Investments and Borrowing Program

         Under the ReNew Ontario initiative, Ontario has committed to invest more than $30 billion in infrastructure with its partners by 2010 to improve quality of life and build on the province's economic advantages.
         The focus is on such priority areas as health and education, as well as investments to strengthen Ontario's communities and economy.

         In 2006-07, as part of ReNew Ontario, the Province provided $6.4 billion for infrastructure — highways, hospitals, schools, college and university buildings and equipment, and water and wastewater systems —
         across Ontario. This included $2.6 billion in expenditure on tangible capital assets owned by the Province and by hospitals and colleges. The
         Province also provides capital-related funds to school boards, which are consolidated in its financial statements.

         In addition, the Province's expenses included other infrastructure expenditures and funds for capital purposes provided to universities, municipalities, social service agencies and other organizations that deliver important public services. These included investments in water and wastewater systems and other infrastructure to protect the environment. These investments totalled $3.9 billion and were reflected in the Province's operating statement. The increase in these expenses of $1.1 billion over the Budget plan reflected the government's decision to provide additional funds for capital projects to its transfer partners because of strong in-year financial results.

       --------------------------------------------------------------------------------------------------------------
       Investments in Infrastructure                                                                          Table 3
       ($ Billions)
       --------------------------------------------------------------------------------------------------------------
                                                                            2006-07          2006-07
                                                                             Budget           Actual           Change
                                                             --------------------------------------------------------
       Transportation                                                           2.4              3.1              0.7
       Health                                                                   0.5              0.6                -
       Education, postsecondary and training                                    1.2              1.1                -
       Other(2)                                                                 1.2              1.6              0.4
                                                             --------------------------------------------------------
       Totals                                                                   5.3              6.4              1.1
       ---------------------------------------------------------------------------------------------------------------
       (1) These totals consist of the Province's own investments in capital assets; transfers for capital purposes to municipalities and universities; expenditures for servicing capital-related debt of schools; expenditures for the repair and rehabilitation of schools; and other infrastructure expenditures. Transfers for capital-related purposes and other infrastructure expenditures are recorded as expenses in the Province's
           Statement of Operations.
       (2) "Other" includes expenditures for water and wastewater systems and environmental capital projects; municipal capital projects; courthouses and other capital spending in the justice sector; cultural institutions; and
           other public infrastructure.
       Note: Budget numbers and related variances may not add due to rounding.
       ---------------------------------------------------------------------------------------------------------------

         Like a family buying a house, the Province borrows to invest in major assets that will provide decades of service to Ontarians. The Fiscal
         Transparency and Accountability Act defines provincial debt as the
         Province's total liabilities less its total assets, which include highways, bridges, government buildings and the net assets of hospitals, colleges and school boards. This approach, in which the impact of borrowings to invest in capital is offset by the value of the assets, is similar to the way families and individuals net the amount of their mortgage against the value of their home to calculate net worth.

         In accounting terms and on the Province's financial statements, the difference between total liabilities and total assets is referred to as the "accumulated deficit" rather than provincial debt. Accumulated deficit, or provincial debt, decreased by $2.4 billion during 2006-07, from $109.2 billion as at March 31, 2006 to $106.8 billion as at
         March 31, 2007. This improvement was made up of the surplus of $2.3 billion plus an adjustment of $0.1 billion that is discussed in Note 4 to the financial statements.

         Rating agencies and investors look at the Province's net debt, which equals its total liabilities less its financial assets, in assessing creditworthiness. Net debt decreased by $0.8 billion to $141.1 billion during 2006-07. This improvement reflected the Province's $2.3 billion surplus, partially offset by increased net investment of $1.2 billion in its own tangible capital assets and an increase of $0.3 billion in the net assets of hospitals, school boards and colleges.

         The Province's "total debt," on the other hand, simply records all borrowings. In 2006-07, the bulk of the funds for the Province's investment in capital assets were provided by a net increase of $2.0 billion in total debt, which stood at $157.3 billion as at March 31, 2007.

GOVERNMENT MANAGEMENT OF FINANCES

         A major responsibility of governments is to manage public finances in a responsible way. Good financial management starts with a sound budget.
         The budget sets out a fiscal plan that reflects government priorities in the allocation of public finances.

         Financial management must also address changing circumstances as the fiscal year unfolds. If revenues are less than expected, the government's flexibility to respond is limited. This problem can be compounded because some costs tend to increase as slower economic activity causes revenues to fall. It is therefore good public policy to ensure that fiscal targets are still achievable even if outcomes are worse than expected. This starts by using cautious forecasts for revenues and building other elements of prudence into the budget plan.

Prudence in the 2006-07 Plan

         The 2006 Budget followed the government's practice of outlining the major risks to the plan and their potential impact, with detailed information appearing on pages 85 through 89 of the 2006 Budget papers.

         To help protect the plan from the unexpected negative impacts that might result from these or other risks, the Budget plan for 2006-07 included these prudent elements:

         •   Revenue projections were based on a projection of real GDP growth of 2.3 per cent in 2006, as opposed to the
             private-sector average projection of 2.6 per cent.

         •   Contingency funds for both operating and capital that together totalled about 1.3 per cent of total expected expense provided protection against higher spending due to unforeseen events.

         •   The forecast for interest on debt expense was deliberately cautious (Note 3 to the Consolidated Financial Statements
             discusses the management of interest-rate risk and other risks relating to the Province's borrowing program).

         •   A reserve, separate from the contingency funds, of $1.0 billion was included to protect against unforeseen adverse events.

         Ministries tend to spend below budget, since program spending above plan requires approval. To reflect this, the Budget includes a global amount each year for spending below plan. The amount of such year-end savings in the 2006 Budget plan was projected at $700 million, or about
         0.8 per cent of total expected spending.

Pre-Election Report

         In 2007, for the first time, the Budget was followed by the
         Pre-Election Report on Ontario's Finances, as required by the Fiscal
         Transparency and Accountability Act for years in which a general election is scheduled. As also required by the act, the Auditor General reviewed the report, which outlined the approach to planning used by
         Ontario for several years.

         The Auditor General observed that in addition to being required by the act, prudent financial planning in Ontario reflected the recommendations of an independent panel in 1995 and "has been the norm over the last decade — in nine of the last 10 years, the government exceeded its original fiscal targets and therefore had more funds available at year-end than what was expected."

         The Auditor General's review of the Pre-Election Report concluded that the revenue and spending estimates for the period it covered and the assumptions underlying them were reasonable. Much of the discussion of revenue forecasting focused on taxation, which is the largest component of revenues. An assessment by an independent expert of the models and methods used in forecasting revenues from four major taxes concluded that these were consistent with what is considered to be best practice among revenue forecasters.

In-Year Financial Management

         During 2006-07, the Ontario Government managed both upside and downside risks to the fiscal plan. After the first quarter, it revised its deficit projection from the $1.4 billion in the Budget to $0.9 billion, if the reserve were not needed, to reflect new information.

         In response to concerns about the potential impact of slower economic growth, the government announced a stimulus package in the Fall
         Economic Outlook and Fiscal Review, released in October 2006. The measures focused on four key areas: providing services and programs to help job-threatened or laid-off workers; fast-tracking infrastructure projects to generate immediate economic activity and job creation;
         boosting interprovincial trade; and launching a new campaign to encourage Ontarians to vacation in Ontario. Some of the funds for these measures came from the net proceeds of the Teranet initial public offering.

         Late in the fiscal year, tax processing data and other information suggested revenues would be higher than expected. The Province actively examined options for additional investments in strategic areas.
         Ministries had been asked to identify potential initiatives well before year-end to ensure time for suitable analysis. Details on all in-year approvals are included in Volume 1 of the Public Accounts. The Province continues to work with the Auditor General, its transfer partners and ministries to improve the openness and transparency of processes for deciding on year-end grants. An updated directive on transfer payment accountability, clarifying the approvals process for grants and providing controls in line with the size of the allocation, also supports that goal.

         To ensure that future spending would be equal to or less than what a prudent forecast of ongoing revenues could support, the Province did not use one-time or time-limited revenues for initiatives with significant expense impacts that went beyond the availability of the funding source.

Interim Results

         The Province provided interim estimates of results for 2006-07 in the
         2007 Budget, tabled in March of this year.

         At the time the 2007 Budget was finalized on March 16, the interim estimate of total revenues was $3.4 billion higher than in the Budget plan. The improvement over plan grew to $4.7 billion in final results, reflecting new information unavailable at the time of the 2007 Budget.

         •   Revenues from Corporations Tax were $369 million higher in the final results than the interim numbers. The variance between the interim estimates and final results arose from stronger tax receipts after the 2007 Budget was finalized. Personal
             Income Tax revenues were $370 million higher than in the
             interim estimate, reflecting new information from the
             processing of 2006 tax returns. Taxation receipts from all other sources increased by $81 million.

         •   As well, income from investment in government business
             enterprises was $208 million above the interim numbers.
             Revenue from other sources was $368 million higher, largely because of higher recoveries by ministries of previous years'
             expenses.

         •   These increases were somewhat offset by lower receipts of
             federal government transfers than estimated in interim
             results, leaving a net increase of $1.3 billion in total
             revenues against interim figures.

         Similarly, the receipt of additional information after the 2007 Budget allowed greater accuracy in the estimate of spending for the year.
         Total spending by ministries and consolidated organizations such as hospitals, colleges and school boards was $705 million lower in final results than the interim estimate.

------------------------------------------------------------------------------------------------------------------
Comparison of 2006-07 Interim and Actual Results                                                           Table 4
($ Billions)
------------------------------------------------------------------------------------------------------------------
                                                                          2006-07          2006-07
                                                                          Interim           Actual          Change
                                                               ----------------------------------------------------
Revenues
    Personal Income Tax                                                      23.3             23.7             0.4
    Corporations Tax                                                         10.5             10.8             0.4
    Other taxation                                                           29.7             29.8             0.1
    Government of Canada                                                     14.2             14.0            (0.1)
    Income from government business enterprises                               4.0              4.2             0.2
    Other                                                                     7.5              7.9             0.4
                                                               ----------------------------------------------------
Total Revenues                                                               89.1             90.4             1.3
Expenses
    Programs                                                                 80.0             79.3            (0.7)
    Interest on debt                                                          8.8              8.8               -
                                                               ----------------------------------------------------
Total Expenses                                                               88.8             88.1            (0.7)
                                                               ----------------------------------------------------
Annual Surplus(1)                                                             0.3              2.3             2.0
-------------------------------------------------------------------------------------------------------------------
(1) A reserve of $1.0 billion included in the Budget plan is not shown in the above results, as it was not needed during the year.
Note: Interim numbers and related variances may not add due to rounding.
-------------------------------------------------------------------------------------------------------------------

Impact on Future Planning Periods

         Ontario is not alone in achieving better results than expected in recent years. All provinces that have released their public accounts for 2006-07 have reported better revenue results than expected. In
         2005-06, the public accounts of all provinces and the federal government showed they exceeded their budget plans.

         Like other Canadian governments, the Province must assess the extent to which the outcomes of a single year might affect future years.

         Developments since the 2007 Budget confirm that Ontario is clearly on track to achieve five consecutive surpluses. The Province is projecting a balanced budget in 2007-08, even if the reserve is needed. The updated medium-term plan takes into account the portion of higher revenue from 2006-07 that carries forward into 2007-08 and the remaining years covered by the plan, and reflects the fact that most of the increase is being invested in priority program areas.

         In his review of the Pre-Election Report, the Auditor General noted
         that because of prudent planning practices, "it is quite possible that the estimated deficit of $400 million for the 2007/08 fiscal year could turn out to be a surplus and the estimated surpluses of $300 million for 2008/09 and $400 million for 2009/10 could approach $1 billion."
         The medium-term fiscal plan remains consistent with that view.

              [Column chart shows actual and projected numbers from year 2005 to 2010.jpg]

         At the same time, the Auditor General's review identified a strengthening
         Canadian dollar as a risk to the economic outlook. The review concluded that the flexibility provided by prudent planning should more than offset any impact. It was noted that this "underlines the wisdom of the practice of building a healthy dose of prudence into the budget-revenue projections."

         In line with this view, the Province remains prudent in its medium-term fiscal targets because of the greater fiscal and economic risks and uncertainties that exist further into the future. In addition to the appreciating Canadian dollar, these include higher oil prices and interest rates and a slowing U.S. economy. The Province will provide a financial update as of the end of the second quarter.

TEN-YEAR OVERVIEW OF FINANCIAL RESULTS

                [Line chart shows progress Revenues and Expenses in 10 years]

         The government committed in 2003 to returning Ontario's fiscal plans to a sustainable path. The prudent approach of the past four years has achieved that goal, as the Province recorded surpluses in 2005-06 and
         2006-07, eliminating the deficit ahead of schedule. An updated fiscal plan has projected a balanced budget for 2007-08, for a third consecutive surplus.

         The commitment to financial sustainability was a response to a structural deficit that emerged as a result of cuts to taxation rates starting in the mid-1990s. Initially, taxation revenues increased because of continuing economic growth. As rate cuts continued and economic growth slowed, however, revenues flattened. Taxation revenues, the largest ongoing component of revenues, fell by $1.5 billion between
         2000-01 and 2001-02.

         Slower economic growth put pressure on expenses, which had been tightly constrained for much of the period. The mismatch between expense and revenue growth became most pronounced in 2003-04, when assumed revenues did not materialize and spending rose above plan, resulting in a deficit of $5.5 billion.

         The government took steps to improve the management of financial risks and the ability of fiscal plans to absorb unexpected shocks. It introduced the Fiscal Transparency and Accountability Act, which required Budget plans to include a reserve against adverse unforeseen events. In line with the requirements of the act, the government put in place a fiscal recovery plan to eliminate the deficit. The plan was based on a disciplined approach to spending, making government more efficient, focusing on results in key areas, and ensuring a sustainable base for taxation revenues. This analysis focuses in particular on the outcomes of that plan.

         The outcome of careful financial management has been a steady improvement in results from operations, including the second straight surplus recorded in the fiscal year just ended. The updated fiscal recovery plan presented in the 2005 Budget projected that the
         Province's deficit would be eliminated by 2007-08 if the budgetary reserve was not needed and no later than 2008-09 even if it was. Better financial results helped the Province to eliminate the deficit in
         2005-06, well ahead of schedule, while allowing spending to grow at an average annual rate of 6.1 per cent. This was well below the average annual growth rate in revenues of 9.7 per cent over the same period.

         When revenues can accommodate the expected growth in expenses over time, a fiscal plan is sustainable. Many expenses for government arise from important public needs that must be met on an ongoing basis, such as health care, social programs and education. The government's actions over the past three years have strengthened financial management by relying on only those revenues known to be sustainable to fund major ongoing public needs. This approach will continue.

Revenues: 10-Year Overview

              [column chart shows numbers for Revenue composition in millions]

         Revenues have grown in recent years largely because of economic growth, changes in taxation policies, increased transfer payments from the federal government, and changes in the electricity sector.

         The largest element in the Province's revenues is taxation, currently accounting for a roughly 70 per cent share of the total. Tax revenue is generally sensitive to economic conditions, and the 5.3 per cent average annual increase over the past 10 years is closely in line with economic growth, as measured by nominal GDP, of about the same rate.

         While taxation revenue responds to economic changes, its components respond in differing ways. Corporations Tax tends to be the most volatile. This component fell sharply in 2001-02 and remained stagnant for the next two years, reflecting difficult economic conditions and tax-rate cuts. It has rebounded over the past three-year period, growing at a faster rate than the economy.

         Personal Income Tax, Retail Sales Tax and other taxation revenues were generally flat from 1999-2000 through to 2003-04. While not as volatile as Corporations Tax, growth in Personal Income Tax revenues has accelerated in the past three years, also contributing to the improved revenue picture. Personal Income Tax is progressive — that is, taxable income is subject to higher taxation rates as it rises — so revenues from this source grow faster than incomes overall. Personal Income Tax revenues have also been boosted by strong growth in capital gains income and improved tax administration practices by the Canada Revenue
         Agency. The growth in other taxation revenues after 2003-04 also reflects in part the introduction of a health care premium in 2004.

         Transfer payments from the federal government have grown faster than overall revenues in the past several years. By 1998-99, after major cuts in previous years, federal transfer payments amounted to only
         8.1 per cent of the Province's revenues.

         The federal government moved into a surplus position in 1997-98, and only after that point began restoring transfers to provinces and territories. It frequently provided these increases by using part of its year-end surplus to allocate additional transfers to the provinces.
         This generally happened after provincial fiscal plans were announced.
         As well, these additional transfers were of limited term and were often for specific purposes consistent with federal priorities.

         It is much more difficult for the Province to rely on transfers of this type for implementing its fiscal plan and supporting its own priorities over the long term. So, while federal transfers reached 15.5 per cent of the Province's revenues by 2006-07, much of the increase was provided on a less certain basis than ongoing transfers, such as the
         Canada Health Transfer and Canada Social Transfer.

         Income from government business enterprises, which include Ontario
         Power Generation Inc., Hydro One Inc., the Liquor Control Board of
         Ontario and Ontario Lottery and Gaming, has generally reflected economic conditions as well as factors specific to the sector in which each enterprise operates. For example, as of April 1, 2005, Ontario
         Power Generation began receiving regulated prices on the output from some of its assets, which has tended to improve its net income.

         In total, revenue from all sources has grown at a faster rate than the economy over the past 10 years — 6.2 per cent, as opposed to 5.2 per cent.
         This rate, however, reflects several factors on which the Province cannot rely over the long term, such as transfers from the federal government reflecting its year-end surpluses, and, in 2006-07, one-time adjustments and gains like the Teranet transaction.

Expenses: 10-Year Overview

               [3D column chart shows expense composition numbers]

         Increased revenues over the past three years have allowed the Province to focus on funding its priorities in the largest sectors — health, education, postsecondary education and training, and children's and social services. Together, these sectors represent almost
         three-quarters of the Province's expenses. It has also made major investments in public transit and other infrastructure needs through transfers to municipalities and other public organizations.

         The largest expense area is health care, which comprises the expenses of hospitals, payments to physicians and other practitioners, drugs and other health-related programs. Spending on health care has grown fairly consistently over the past 10 years. It reached $35.7 billion in
         2006-07, or about 45.0 per cent of program expenses.

         Access to many health care programs is provided through a government statute or regulation to anyone who meets eligibility criteria. For example, all Ontario residents over the age of 65 are eligible for drug benefits. Programs must accommodate the public's need for such services, which has contributed to the continuing growth of the sector.

         Since 2003-04, the government has addressed the needs driven by the spending constraint of previous years and has invested in key priorities. In particular, it budgeted for growth in expenses for schools, postsecondary education and the needs of families. Because results have been better than planned over that period, the extra funds have been used to increase those commitments and make strategic investments in other priorities.

Investing in Ontario's Infrastructure and Reducing Provincial Debt

         One of the Province's most important activities is investing in infrastructure that is critical to economic growth and quality of life:
         public transit and other transportation systems, hospitals, colleges, schools and universities. The ReNew Ontario program, launched in 2005, is on track to meet its five-year investment goal of $30 billion.

         Over the past two years, the Province has invested more than $12 billion, directly and through transfers to its partners in the broader public sector, to address major gaps in infrastructure across Ontario.

         Investments in Ontario's electricity infrastructure are essential to support and enhance the province's economic competitiveness and high quality of life. Since 2003, about 3,900 megawatts of new electricity generation, conservation and demand management have come online. In addition, about 7,200 megawatts of new electricity generation projects are underway. New generation sources include 18 electricity contracts with the Province's Ontario Power Authority for renewable energy projects to provide a total of 1,300 megawatts of new supply, as well as 98 contracts for more than 500 megawatts under the Renewable Energy
         Standard Offer Program.

         These generation projects also include investments by the Province's electricity generation corporation, Ontario Power Generation Inc. In addition, the Province's electricity transmission and distribution corporation, Hydro One Inc., is investing to maintain and improve its wires infrastructure. In total, Ontario Power Generation and Hydro One invested more than $5.0 billion to maintain and expand their capital assets from 2003-04 to 2006-07.

         As noted, the Province borrows to invest in capital assets, with the value of the assets providing an offset to the borrowing when looking at provincial debt (or accumulated deficit, as it is known on the financial statements). Provincial debt changes from year to year, with annual surpluses from government operations having the effect of decreasing it, while annual deficits increase it.

         The accumulated deficit or provincial debt currently stands at its lowest point in the past 10 years. At the end of the 1997-98 fiscal year, it was $112.7 billion. It increased the following year because of the Province's operating deficit. The accumulated deficit jumped sharply in 1999-2000, the year in which the Province consolidated about
         $20 billion in stranded debt from the electricity sector.

         In 2002-03, the Province adopted the recommendations of the Public
         Sector Accounting Board (PSAB), the Canadian authority on government accounting, related to accounting for its tangible capital assets in the Public Accounts. This reduced the accumulated deficit by almost
         $14 billion, as the value of the Province's infrastructure was recognized in its books.

         The accumulated deficit fell by a significant amount again in 2005-06, when the Province followed guidance from PSAB to consolidate Ontario's hospitals, school boards and colleges in its accounts. The decrease in accumulated deficit was $16.6 billion, reflecting past investments in these sectors.

         These major changes were in addition to the normal year-by-year impact on the accumulated deficit of annual deficits and surpluses. Between
         1997-98 and 2003-04, the cumulative impact of deficits less surpluses was an increase in the accumulated deficit of $8.4 billion. The accumulated deficit rose by $1.5 billion in 2004-05. It has fallen, however, in the past two fiscal years as a result of surpluses of
         $298 million in 2005-06 and $2.3 billion in 2006-07, and stood at
         $106.8 billion on March 31, 2007.

         The ratio of provincial debt to GDP (or accumulated deficit to GDP in accounting terms) is a key measure of future demands on the economy to pay for past government decisions. The ratio is now 19.1 per cent, down considerably from 31.4 per cent 10 years ago. This decline is due in part to the accounting changes discussed above, and reflects that the rate of growth in the accumulated deficit has been slower, on average, than the growth in the economy. The decline has been especially strong over the past three years, in part because of the two consecutive surpluses.

The Value of a Responsible Approach

         The strong results of the past several years and the improved outlook for the future illustrate the value of responsible financial management. Prudent planning often provides better-than-expected results that give government more fiscal flexibility, which allows the government to make additional investments in important priorities, including programs and the reduction of accumulated deficits.

         Responsible financial management over the past four years based on prudent and disciplined planning has turned Ontario's fiscal situation around. The outlook for five consecutive budgetary surpluses will reduce future demands on Ontario's resources. But the results go far beyond that benefit. They also include better health care, a stronger education system, more support for families, and investments in infrastructure to help Ontario build on its economic advantages.

                                                             CONSOLIDATED

                                                               FINANCIAL

                                                               STATEMENTS

Auditor's Report

To the Legislative Assembly of the
Province of Ontario

I have audited the consolidated statement of financial position of the Province of Ontario as at March 31, 2007 and the consolidated statements of operations, change in net debt, and cash flow for the year then ended. These financial statements are the responsibility of the Government of Ontario. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by the Government, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Province as at March 31, 2007 and the results of its operations, the changes in its net debt, and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

                                                                                       /s/ Jim McCarter
                                                                                       --------------------------
Toronto, Ontario                                                                       Jim McCarter, CA
July 23, 2007                                                                          Auditor General
                                                                                       Licensed Public Accountant

Province of Ontario
Consolidated Statement of Operations
------------------------------------------------------------------------------------------------------------------------
                                                                                   2006-07      2006-07         2005-06
                                                                                  Budget(1)      Actual          Actual
($ Millions)
------------------------------------------------------------------------------------------------------------------------
Revenues (Schedule 1)
    Personal Income Tax                                                             21,671       23,655          21,041
    Retail Sales Tax                                                                16,165       16,228          15,554
    Corporations Tax                                                                 9,845       10,845           9,984
    Employer Health Tax                                                              4,314        4,371           4,197
    Gasoline and Fuel Taxes                                                          3,045        3,033           3,010
    Ontario Health Premium                                                           2,551        2,589           2,350
    Other Taxes                                                                      3,683        3,589           3,781
------------------------------------------------------------------------------------------------------------------------
    Total Taxation                                                                  61,274       64,310          59,917
    Government of Canada                                                            13,582       14,036          13,251
    Income from Investment in Government Business Enterprises (Schedule 8)           3,920        4,196           4,308
    Other                                                                            6,954        7,855           6,749
-----------------------------------------------------------------------------------------------------------------------
                                                                                    85,730       90,397          84,225
Expenses (Schedules 2 and 3)
    Health                                                                          35,516       35,698          32,947
    Education                                                                       12,062       12,058          11,621
    Children's and Social Services                                                  10,227       10,442           9,985
    Interest on Debt                                                                 9,429        8,831           9,019
    Environment, Resources and Economic Development                                  6,534        7,697           8,441
    Postsecondary Education and Training                                             5,201        5,383           4,689
    Justice                                                                          3,167        3,224           3,037
    General Government and Other                                                     4,944        4,795           4,188
-----------------------------------------------------------------------------------------------------------------------
                                                                                    87,080       88,128          83,927
    Reserve                                                                          1,000

Annual Surplus (Deficit)                                                            (2,350)       2,269             298
    Accumulated Deficit at Beginning of Year                                                   (109,155)       (125,743)

    Less: Ontario Electricity Financial Corporation Unfunded Liability                              110
    Adjustment at Beginning of Year (Note 4)

    Less: Net Assets of Broader Public Sector Organizations at Beginning of Year                      -          16,290

------------------------------------------------------------------------------------------------------------------------
Accumulated Deficit at End of Year                                                             (106,776)       (109,155)
------------------------------------------------------------------------------------------------------------------------
See accompanying Notes and Schedules to the Financial Statements.
(1) Amounts reported in 2006 Budget.
------------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Financial Position
-----------------------------------------------------------------------------------------------------------------------
As at March 31                                                                        2007                        2006
($ Millions)
-----------------------------------------------------------------------------------------------------------------------

Liabilities
    Accounts Payable and Accrued Liabilities (Schedule 4)                           12,463                      13,206
    Debt (Note 2)                                                     156,993                   154,906
    Unamortized Foreign Exchange Gains                                    318                       426
                                                                 -------------              ------------
                                                                                   157,311                     155,332
    Power Purchase Contracts (Note 4)                                                2,977                       3,389
    Nuclear Funding Liability (Note 4)                                                   -                         768
    Pensions and Other Employee Future Benefits (Note 5)                             1,398                       1,686
    Other Liabilities (Note 6)                                                       4,398                       3,858
-----------------------------------------------------------------------------------------------------------------------
                                                                                   178,547                     178,239
-----------------------------------------------------------------------------------------------------------------------

Financial Assets
    Cash and Cash Equivalents                                                        4,329                       4,447
    Temporary Investments (Note 7)                                                   2,293                       2,979
    Accounts Receivable (Schedule 5)                                                 7,876                       6,423
    Loans Receivable (Schedule 6)                                                    7,378                       6,875
    Other Assets                                                                     1,590                       2,417
    Investment in Government Business Enterprises (Schedule 8)                      13,981                      13,170
-----------------------------------------------------------------------------------------------------------------------
                                                                                    37,447                      36,311
-----------------------------------------------------------------------------------------------------------------------

Net Debt                                                                          (141,100)                   (141,928)
Non-Financial Assets
    Tangible Capital Assets (Note 8)                                                17,245                      16,034
    Net Assets of Broader Public Sector Organizations
    (Schedule 9)                                                                    17,079                      16,739
-----------------------------------------------------------------------------------------------------------------------
                                                                                    34,324                      32,773
-----------------------------------------------------------------------------------------------------------------------
Accumulated Deficit                                                               (106,776)                   (109,155)
-----------------------------------------------------------------------------------------------------------------------
Contingent Liabilities (Note 9) and Contractual Obligations (Note 10)
See accompanying Notes and Schedules to the Financial Statements.
-----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Change in Net Debt
------------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                               2007                     2006
($ Millions)
------------------------------------------------------------------------------------------------------------------------

Annual Surplus                                                                           2,269                      298
    Acquisition of Tangible Capital Assets                                 (2,120)                  (1,675)
    Amortization of Tangible Capital Assets (Note 8)                          838                      815
    Proceeds on Sale of Tangible Capital Assets                                20                       45
    Loss (Gain) on Sale of Tangible Capital Assets                             51                      (41)
    Increase in Net Assets of Broader Public Sector Organizations
    (Schedule 9)                                                             (340)                    (449)
                                                                     -------------            -------------
                                                                                        (1,551)                  (1,305)
------------------------------------------------------------------------------------------------------------------------

Decrease (Increase) in Net Debt                                                            718                   (1,007)
    Net Debt at Beginning of Year                                                     (141,928)                (140,921)

    Less: Ontario Electricity Financial Corporation Unfunded
    Liability Adjustment at Beginning of Year (Note 4)                                     110                        -
------------------------------------------------------------------------------------------------------------------------
Net Debt at End of Year                                                               (141,100)                (141,928)
------------------------------------------------------------------------------------------------------------------------
See accompanying Notes and Schedules to the Financial Statements.
------------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Cash Flow
-----------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                                          2007         2006
($ Millions)
-----------------------------------------------------------------------------------------------------------------------

Operating Transactions
    Annual Surplus                                                                                  2,269          298
    Amortization of Tangible Capital Assets (Note 8)                                                  838          815
    Loss (Gain) on Sale of Tangible Capital Assets                                                     51          (41)
    Income from Investment in Government Business Enterprises (Schedule 8)                         (4,196)      (4,308)
    Remittances from Government Business Enterprises (Schedule 8)                                   3,385        3,381
    Decrease in Liability for Pensions and Other Employee Future Benefits (Note 5)                   (288)         (61)
    Decrease in Power Purchase Contracts (Note 4)                                                    (412)        (396)
    Decrease in Nuclear Funding Liability (Note 4)                                                   (768)        (642)
    Decrease in Accounts Payable and Accrued Liabilities (Schedule 4)                                (743)        (371)
    Decrease in Other Items                                                                          (479)      (2,153)
-----------------------------------------------------------------------------------------------------------------------
Cash Applied to Operating Transactions                                                               (343)      (3,478)
-----------------------------------------------------------------------------------------------------------------------

Capital Transactions
    Acquisition of Tangible Capital Assets                                                         (2,120)      (1,675)
    Proceeds from Sale of Tangible Capital Assets                                                      20           45
    Increase in Net Assets of Broader Public Sector Organizations (Schedule 9)                       (340)        (449)
-----------------------------------------------------------------------------------------------------------------------
Cash Applied to Capital Transactions                                                               (2,440)      (2,079)
-----------------------------------------------------------------------------------------------------------------------

Investing Transactions
    Decrease in Temporary Investments (Note 7)                                                        686        1,342
-----------------------------------------------------------------------------------------------------------------------
Cash Provided by Investing Transactions                                                               686        1,342
-----------------------------------------------------------------------------------------------------------------------

Financing Transactions
    Debt Issued                                                                                    19,210       19,955
    Debt Retired                                                                                  (17,231)     (21,424)
-----------------------------------------------------------------------------------------------------------------------
Cash Provided by (Applied to) Financing Transactions                                                1,979       (1,469)
-----------------------------------------------------------------------------------------------------------------------
    Net Decrease in Cash and Cash Equivalents                                                        (118)      (5,684)
    Cash and Cash Equivalents at Beginning of Year                                                  4,447       10,131
-----------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                                            4,329        4,447
-----------------------------------------------------------------------------------------------------------------------
See accompanying Notes and Schedules to the Financial Statements.
-----------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(ALL TABLES IN MILLIONS OF DOLLARS)

1.       Summary of Significant Accounting Policies

Basis of Accounting

         The Consolidated Financial Statements are prepared in accordance with the accounting principles for governments recommended by the Public
         Sector Accounting Board (PSAB) of the Canadian Institute of Chartered
         Accountants (CICA) and, where applicable, the recommendations of the
         Accounting Standards Board (AcSB) of the CICA.

Reporting Entity

         These financial statements report the activities of the Consolidated
         Revenue Fund combined with those organizations that are controlled by the government.

         Public hospitals, specialty psychiatric hospitals, school boards and colleges, collectively referred to as the "Broader Public Sector (BPS)
         organizations," are consolidated on a sector basis in these financial statements.

         Other organizations that are controlled by the Province are individually consolidated provided they meet one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million, or ii) their outside sources of revenues, deficit or surplus are greater than $10 million. A listing of these organizations is provided in Schedule 7.

         The activities of organizations that do not meet the materiality thresholds are reflected in these financial statements through the accounts of the ministries responsible for them. Trusts administered by the government on behalf of other parties are excluded from the reporting entity but are disclosed in Note 11.

Principles of Consolidation

         Government organizations, except for government business enterprises and broader public sector organizations, are consolidated on a line-by-line basis with the Consolidated Revenue Fund in these financial statements. Where necessary, adjustments are made to present the accounts of these organizations on a basis consistent with the accounting policies described below, and to eliminate significant inter-organizational accounts and transactions.

         Government business enterprises are defined as those government organizations that i) have the financial and operating authority to carry on a business; ii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iii) are able to maintain their operations and meet their obligations from revenues generated outside the government reporting entity. The activities of government business enterprises are recorded in the financial statements using the modified equity method. Under this method, government business enterprises are reported in accordance with the accounting principles generally accepted for business enterprises. Their combined net assets are included in the financial statements as Investment in Government
         Business Enterprises on the Consolidated Statement of Financial
         Position and their combined net income is shown as a separate item,
         Income from Investment in Government Business Enterprises, on the
         Consolidated Statement of Operations.

         Broader Public Sector (BPS) organizations are recorded in the financial statements using the equity method. Under the equity method or
         "one-line" basis, BPS organizations are reported in accordance with the accounting principles generally accepted for governments. Significant gains and losses resulting from inter-organizational transactions occurring from within the government reporting entity are eliminated upon consolidation. Their combined net assets are included in the financial statements as Net Assets of Broader Public Sector
         Organizations on the Consolidated Statement of Financial Position.
         Their combined net expenses, that is, the total annual expenses of all
         BPS organizations net of revenues they receive from sources other than the Province, are included in Expenses on the Consolidated Statement of
         Operations. The combined net expenses of hospitals are included with
         Health expenses, school board net expenses are included with Education expenses, and college net expenses are included in Postsecondary
         Education and Training expenses in the Consolidated Statement of
         Operations.

Measurement Uncertainty

         Uncertainty in the determination of the amount at which an item is recognized in the financial statements is known as measurement uncertainty. Such uncertainty exists when it is reasonably possible that there could be a material variance between the recognized amount and another reasonably possible amount.

         Measurement uncertainty in these financial statements and notes thereto exists in the valuation of the power purchase contracts, the accruals for pensions and other employee future benefits obligations, the value of tangible capital assets, and the accruals for personal income and corporations tax revenues.

         The nature of the uncertainty in the valuation of the power purchase contracts arises from fluctuations in market prices that would impact this liability. The uncertainty related to pensions and other employee future benefits accruals arises because actual results may differ significantly from the Province's best estimate of expected results
         (for example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits). Uncertainty in the value of tangible capital assets exists because of differences between estimated useful lives and actual useful lives. Uncertainty related to the accrual for personal tax and corporations tax revenues arises because of the possible difference between the estimated and actual economic growth and the impact of future tax assessments on taxes receivable.

         Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available.

Revenues

         Revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned. Amounts received prior to the end of the year, which relate to revenues that will be earned in a subsequent fiscal year, are deferred and reported as liabilities.

Expenses

         Expenses are recognized in the fiscal year that the events giving rise to the expense occur and resources are consumed. Expenses include:

         •   accounts payable accruals

         •   transfer payments

         •   interest accruing on debt

         •   pension and other employee future benefits

         •   the amortization of tangible capital assets

         •   net expenses of hospitals, school boards and colleges.

         Transfer payments are recognized in the year during which the payment is authorized, all eligibility criteria are met and a reasonable estimate of the amount can be made.

         Interest on Debt includes the following: i) interest on outstanding debt net of interest income on investments and loans; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions; iv) amortization of deferred hedging gains and losses; and v) servicing and other costs.

         Employee future benefits such as pensions, other retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government's share of the cost of benefits including the current year's cost of benefits, interest on the net benefits liability or surplus, amortization of actuarial gains or losses, cost of or gain on plan amendment, and other adjustments.

         Other employee future benefits are either recognized in the period when the event that obligates the government occurs or when the benefits are earned and accumulated by employees.

         The costs of buildings and transportation infrastructure owned by the
         Province are amortized and recognized as expenses over their estimated useful lives on a straight-line basis. Amortization of tangible capital assets owned by government organizations consolidated in these financial statements is also included in expenses.

         The Province is phasing in the implementation of PSAB recommendations on tangible capital assets. Consequently, the costs of acquisition of other tangible capital assets owned by the Province, such as furniture and vehicles, are recorded as expenses. Also, for significant capital leases entered into by the Province, an amount equal to the present value of the minimum lease payments required over the term of the lease is recorded as an expense at the inception of the lease, with an offsetting liability recorded for the lease obligation.

Liabilities

         Liabilities are recorded to the extent that they represent present obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in the sacrifice of economic benefits in the future.

         Liabilities include present obligations for environmental costs, probable losses on loan guarantees issued by the government, and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined.

         Liabilities also include obligations to government business enterprises.

Debt

         Debt consists of treasury bills, commercial paper, medium and long-term notes, savings bonds, debentures and loans.

         Debt denominated in foreign currencies that has been hedged is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Other foreign currency debt, liabilities and assets are translated to Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

         The Province uses derivative financial instruments (derivatives) for the purposes of minimizing interest costs and managing risk. The
         Province does not use derivatives for speculative purposes. Derivatives are financial contracts, the value of which is derived from underlying instruments. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue.

Pensions and Other Employee Future Benefits

         The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government's best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, and where applicable, the government's borrowing rate. When actual plan experience of pensions, other retirement benefits and termination pay differs from that expected, or when assumptions are revised, actuarial gains and losses arise. These gains and losses are amortized over the expected average remaining service life of plan members.

         The liabilities for selected employee future benefits (such as pensions, other retirement benefits and termination pay) represent the government's share of the actuarial present values of benefits attributed to services rendered by employees and former employees, less its share of the assets of the plans. In addition, the liability includes the Province's share of the unamortized balance of actuarial gains or losses, and other adjustments primarily for differences between the fiscal year-ends of the pension plans and the Province.

Assets

         Assets are resources controlled by the government from which it will derive future benefits. Assets are recognized in the year the events giving rise to the government's control of the benefit occur.

Financial Assets

         Financial assets are resources that can be used to discharge existing liabilities or finance future operations. They include cash, temporary investments, accounts receivable, loans receivable, advances, and investments in government business enterprises.

         Temporary investments are recorded at the lower of cost or fair value.

         Accounts receivables are recorded at cost. A valuation allowance is recorded when collection of the receivable is considered doubtful.

         Loans receivable with significant concessionary terms are considered in part as grants and are recorded on the date of issuance at face value discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan. The amount of the loan discount is amortized to revenue over the term of the loan. Loans receivable include amounts owing from government business enterprises.

         Investment in government business enterprises represents the net assets of government business enterprises recorded on the modified equity basis as described under Principles of Consolidation.

Net Assets of Broader Public Sector Organizations

         The net assets of the broader public sector (BPS) organizations consist of tangible capital and financial assets of BPS organizations net of their liabilities. While the assets of BPS organizations are consolidated, they are owned, managed and operated by BPS organizations. Tangible capital assets of hospitals and colleges are recorded at historical cost in their financial statements. Interest incurred during construction of major projects is capitalized and included in historical cost when specific project financing is provided. Although school boards do not presently record tangible capital assets in their financial statements, an adjustment is made upon consolidation to record the estimated historical cost of their land and building assets in the Province's financial statements.

Tangible Capital Assets

         Tangible capital assets are recorded at historical cost. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development but excludes interest. Estimated historical cost was used to record existing tangible capital assets if actual cost was unknown when the Province first implemented tangible capital assets accounting.

         As the Province is phasing in the implementation of PSAB recommendations on provincially owned tangible capital assets, the following categories are included under tangible capital assets and recorded at historical cost: land, buildings and transportation infrastructure owned by the
         Province; and all tangible capital assets owned by government organizations that are consolidated in these financial statements. The remaining other tangible capital assets, including leased assets, computers, equipment, vehicles and furniture, are expensed as acquired. The Province intends to apply PSAB's recommendations on the remaining other tangible capital assets in 2009-10.

         Maintenance and repair costs are recognized as an expense when incurred.
         Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized.
         External contributions for acquisition of tangible capital assets are recorded as deferred revenue and amortized on the same basis as the related tangible capital assets.

2.       Debt

         The Province borrows in both domestic and international markets. Debt of $157.0 billion, as at March 31, 2007 (2006, $154.9 billion), is composed of mainly bonds and debentures issued in both the short and long-term public capital markets and non-public debt held by certain federal and provincial public sector pension plans. Debt comprises Debt
         Issued for Provincial Purposes of $129.1 billion (2006, $126.9 billion)
         and Ontario Electricity Financial Corporation (OEFC) debt of $27.9 billion (2006, $28.0 billion). The table on page 43 presents the maturity schedule of the Province's outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts.

----------------------------------------------------------------------------------------------------------------------
Debt
As at March 31                                                                                     2007          2006
--------------------------------------------------------------------------------------------- ---------- -------------
                           Canadian        U.S.        Japanese                       Other
Currency                     Dollar      Dollar             Yen      Euro(1)     Currency(2)      Total         Total
----------------------------------------------------------------------------------------------------------------------

Maturing in:
2007                                                                                                          $21,421
2008                        $13,213       5,461             320          -             228      $19,222        14,019
2009                         15,406       4,090               -        795             265       20,556        19,416
2010                          9,069       1,629             709      1,443             870       13,720        13,115
2011                          6,186           -               -          -             252        6,438         6,254
2012                          5,944       1,136               -          -              47        7,127             -
----------------------------------------------------------------------------------------------------------------------
1-5 years                    49,818      12,316           1,029      2,238           1,662       67,063        74,225
6-10 years                   22,902       7,606              98      1,188           2,018       33,812        29,980
11-15 years                   6,424           -               -          -               -        6,424         4,694
16-20 years                  12,300           -               -          -               -       12,300        11,766
21-25 years                  13,606           -               -          -               -       13,606        12,843
26-40(3) years               23,788           -               -          -               -       23,788        21,398
----------------------------------------------------------------------------------------------------------------------
Total(4), (5)              $128,838      19,922           1,127      3,426           3,680     $156,993      $154,906
----------------------------------------------------------------------------------------------------------------------
Debt Issued for
Provincial                  105,180      16,617           1,127      3,426           2,753      129,103       126,873
Purposes(6)

OEFC Debt                    23,658       3,305               -          -             927       27,890        28,033
----------------------------------------------------------------------------------------------------------------------
Total(4), (5)              $128,838      19,922           1,127      3,426           3,680     $156,993      $154,906
----------------------------------------------------------------------------------------------------------------------
Effective Interest Rates (Weighted Average)
2007                          6.28%       4.93%           3.48%      5.13%           4.46%        6.02%             -
2006                          6.39%       5.04%           4.09%      5.61%           4.44%            -         6.14%
----------------------------------------------------------------------------------------------------------------------
(1) Euro debt includes debt issues in Euro and French franc legacy currency.
(2) Other currencies comprise Australian dollar, New Zealand dollar, Pound sterling, Swiss franc, Hong Kong dollar,
    South African rand and New Turkish lira.
(3) The longest term to maturity is to June 2, 2047.
(4) Total foreign currency denominated debt as at March 31, 2007, was $28.2 billion (2006, $27.4 billion). Of that,
    $27.2 billion or 96.4% (2006, $26.3 billion or 95.9%) was fully hedged to Canadian dollars. The remaining 3.6%
    (2006, 4.1%) of foreign debt was unhedged as follows: $291 million (2006, $384 million) U.S. dollar denominated debt,
    $686 million (2006, $695 million) Japanese yen denominated debt and $24 million (2006, $23 million) Swiss franc denominated debt.
(5) Total debt includes issues totalling $3.3 billion (2006, $4.8 billion), which have embedded options exercisable by either the Province or the bond holder under specific conditions.
(6) Debt denominated in Canadian dollars as at March 31, 2007 includes $1.0 billion (2006, $1.0 billion) long-term debt purchased and held by the Province.
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Debt
As at March 31                                                                                 2007            2006
--------------------------------------------------------------------------------------------------------------------

Debt Payable to:
    Public Investors                                                                       $134,431        $130,760
    Canada Pension Plan Investment Fund                                                      10,233          10,233
    Ontario Teachers' Pension Plan                                                            6,411           7,596
    Public Service Pension Plan                                                               2,502           2,705
    Ontario Public Service Employees Union Pension Fund                                       1,188           1,285
    Canada Mortgage and Housing Corporation                                                     914             960
    Others(1)                                                                                 1,314           1,367
--------------------------------------------------------------------------------------------------------------------
Total                                                                                      $156,993        $154,906
--------------------------------------------------------------------------------------------------------------------
(1) Debt payable to others includes debt payable to Ryerson Retirement Pension Plan, the School Board Trust Debt,
    debt of Ontario Immigrant Investor Corporation, debt of Royal Ontario Museum and Independent Electricity System
    Operator.
--------------------------------------------------------------------------------------------------------------------

         Fair value of debt issued approximates amounts at which debt instruments could be exchanged in a current transaction between willing parties. In valuing the Province's debt, fair value is estimated using discounted cash flows and other valuation techniques and is compared to public market quotations where available. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

         The estimated fair value of debt at March 31, 2007 was $174.7 billion
         (2006, $170.6 billion). This is higher than the book value of $157.0 billion
         (2006, $154.9 billion) because current interest rates are generally lower than the interest rates at which the debt was issued. The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

         A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million in June 2003. The Trust provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. These amounts will be reduced over the 30-year period by the transfer payments made by the Ministry of Education to the Trust under the School Board Operating Grant program. As at March 31, 2007, the outstanding amount of $840 million
         (2006, $854 million) advanced to school boards is included in Other
         Assets and outstanding debentures of $848 million (2006, $863 million)
         are included in Debt.

3.       Risk Management and Derivative Financial Instruments

         The Province employs various risk management strategies and operates within strict risk exposure limits to ensure exposure to risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments ("derivatives").

         Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge and to minimize interest costs. Hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more desirable characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures, options, caps and floors.

         Foreign exchange or currency risk is the risk that foreign currency debt principal and interest payments and foreign currency transactions will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts including foreign exchange forward contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar denominated cash flows. Most of the derivative contracts hedge the underlying debt by matching all the critical terms to achieve effectiveness. In the instances where the term of foreign exchange forward contracts used for hedging is shorter than the term of the underlying debt, the effectiveness is maintained by continuously rolling the foreign exchange forward contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

         The current policy allows the net of unhedged foreign currency debt principal net of foreign currency holdings to reach a maximum of 5 per cent of Debt Issued for Provincial Purposes and OEFC debt. At March 31,
         2007, the respective unhedged levels were 0.7 and nil per cent (2006,
         0.8 and nil per cent). For every one-cent increase in the Canadian dollar versus the U.S. dollar, there would be an increase in the debt amount of $2.5 million (2006, $3.0 million) and an increase in Interest on Debt of $2.4 million (2006, $1.7 million). For every one Japanese yen decrease versus the Canadian dollar, there would be an increase in debt amount of $7.0 million (2006, $7.0 million) and an increase in
         Interest on Debt of $2.4 million (2006, $2.0 million). Total foreign exchange gains recognized in the Statement of Operations for 2006-07 were $127 million (2005-06, $112 million).

         Interest on debt expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and
         OEFC debt, the risk is measured as interest rate resetting risk, which is the net of floating rate exposure, liquid reserves and fixed rate debt maturing within the next 12-month period as a percentage of Debt
         Issued for Provincial Purposes and OEFC debt respectively. Depending on market conditions, the Province creates or reduces its exposure to interest rate changes by issuing or retiring short-term debt, or by entering into or closing out derivative positions. The current policy limits interest rate resetting risk for Debt Issued for Provincial
         Purposes and OEFC to a maximum of 35 per cent.

         As at March 31, 2007, interest rate resetting risk for Debt Issued for
         Provincial Purposes and OEFC debt was 15.3 per cent and 14.4 per cent
         (2006, 14.1 per cent and 20.3 per cent). Based on floating rate interest-bearing financial instruments on hand at the balance sheet date plus planned refinancing of maturing debt in the coming year, a one per cent (100 basis points) increase in interest rates would result in an increase in Interest on Debt of $250 million (2006, $250 million).

         Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves, that is, cash and temporary investments (Note 7), at levels that will meet future cash requirements and will give the Province flexibility in the timing of issuing debt.
         In addition, the Province has short-term note programs as alternative sources of liquidity.

         The table below presents a maturity schedule of the Province's derivatives, by type, outstanding at March 31, 2007, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

--------------------------------------------------------------------------------------------------------------------------
Derivative Portfolio Notional Value
As at March 31                                                                                            2007      2006
--------------------------------------------------------------------------------------------------------------------------
Maturity in                                                                       6-10      Over 10
Fiscal Year                  2008      2009       2010      2011       2012      Years        Years      Total     Total
--------------------------------------------------------------------------------------------------------------------------

Swaps:
    Interest Rate         $13,798   $12,152     $8,716    $2,111     $2,536    $24,032       $5,220    $68,565   $64,735
    Cross Currency          6,106     5,301      5,717       499      1,231     12,466            -     31,320    28,435

Forward Foreign
Exchange Contracts          1,771        32          -         -          -          -            -      1,803     3,639

Caps and Floors                50         -         88         -          -          -            -        138       532

Futures                         -         -          -         -          -          -            -          -         -
--------------------------------------------------------------------------------------------------------------------------
Total                     $21,725   $17,485    $14,521    $2,610     $3,767    $36,498       $5,220   $101,826   $97,341
--------------------------------------------------------------------------------------------------------------------------

         The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio, measured through the replacement value of derivative contracts, at March 31, 2007.

---------------------------------------------------------------------------------------------------------------------
Credit Risk Exposure                                                                            2007            2006
As at March 31
---------------------------------------------------------------------------------------------------------------------

Gross Credit Risk Exposure(1)                                                                 $1,083          $1,507

Less: Netting(2)                                                                                (898)         (1,395)
---------------------------------------------------------------------------------------------------------------------
Net Credit Risk Exposure                                                                      $  185          $  112
---------------------------------------------------------------------------------------------------------------------
(1) Gross credit risk exposure is the gross credit exposure to counterparties with net positive exposure (that is, the Province has an unrealized gain).
(2) "Netting" is the gross negative credit exposure to counterparties with net positive credit exposures covered by master agreements providing for close out netting when contracts do not have co-terminus settlement dates.
---------------------------------------------------------------------------------------------------------------------

         The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high credit quality counterparties and regularly monitoring compliance to credit limits. In addition, the
         Province enters into contractual agreements ("master agreements") that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross credit risk exposure represents the loss that the Province would incur if every counterparty to which the
         Province had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net credit risk exposure is the loss including the mitigating impact of these netting provisions.

4.       Ontario Electricity Financial Corporation Liabilities

         The Ontario Electricity Financial Corporation (OEFC) is consolidated as a government organization in these financial statements. The opening accumulated deficit of the Province has been adjusted to reflect an adjustment to the opening Unfunded Liability of the OEFC. The opening
         Unfunded Liability of OEFC was reduced by $110 million to reflect the elimination of a working capital adjustment payable to Ontario Power
         Generation Inc. (OPG) that was originally recorded in OEFC's Unfunded
         Liability. It was subsequently determined that there was no obligation for this amount.

         In addition to the current liabilities and long-term debt of OEFC, recorded in these financial statements under Accounts Payable and
         Accrued Liabilities and Debt respectively, the following liabilities of OEFC are also reflected in these financial statements:

i)   Power Purchase Contracts

         Power purchase contracts and related loan agreements were entered into by Ontario Hydro with non-utility generators (NUGs) located in Ontario.
         As the legal continuation of Ontario Hydro, OEFC is the counterparty to these contracts. A liability arose because these contracts, expiring on various dates to 2048, provided for the purchase of power at prices that were expected to be in excess of the market price.

         The NUG liability had been valued at $4.3 billion on a discounted cash-flow (DCF) basis since Ontario Hydro was continued as OEFC on
         April 1, 1999. Prior to open access to the electricity market in May 2002, power purchased from NUGs was resold at cost to the revenue pool managed by OPG. After the market opened, OEFC sustained annual losses on power purchased from NUGs. The DCF model was updated as of March 31, 2003, which reduced the estimated liability by $422 million to $3.7 billion. This revaluation change is being amortized to operations over a 10-year period.

         Under the Electricity Restructuring Act, 2004, effective January 1, 2005,
         OEFC began receiving actual contract prices for power from ratepayers and will no longer incur losses on these power purchase contracts. At that time,
         Ministry of Finance estimated that the bulk of the liability would be eliminated over 12 years as existing electricity contracts expire. The decrease in the liability for power purchase contracts for 2006-07 was
         $412 million (2005-06, $396 million). This results in a liability of
         $3.0 billion as at March 31, 2007 (2006, $3.4 billion).

ii)  Nuclear Funding Liability

         The OEFC, as the continued Ontario Hydro, assumed a liability in the amount of $2.4 billion representing nuclear waste management and station decommissioning liabilities that were incurred prior to
         April 1, 1999. The Province and OPG are parties to the Ontario Nuclear
         Funds Agreement (ONFA) to establish, fund and manage segregated funds to ensure that sufficient funds are available to pay for costs of nuclear waste management and station decommissioning for existing OPG nuclear stations.

         The board of directors of OEFC approved the funding of OEFC's nuclear liability to the Decommissioning Segregated Fund over a four-year period. Contributions by OEFC began in 2003 and the entire liability including interest has been discharged with a final payment on
         March 30, 2007.

5.       Pensions and Other Employee Future Benefits

-----------------------------------------------------------------------------------------------------------------------
Pensions and Other Employee Future Benefits Liability (Asset)
As at March 31                                              2007                   2007          2007             2006
                                                                                  Other
                                                                               Employee
                                                        Pensions        Future Benefits         Total            Total
-----------------------------------------------------------------------------------------------------------------------
Obligation for benefits                                  $61,236                 $5,818       $67,054          $64,512
Less: plan fund assets                                   (68,407)                  (364)      (68,771)         (64,111)
Unamortized actuarial gains (losses)                       2,850                 (1,059)        1,791             (189)
Adjustments(1)                                             1,324                      -         1,324            1,474
-----------------------------------------------------------------------------------------------------------------------
Total                                                    $(2,997)                 $4,395       $1,398          $ 1,686
-----------------------------------------------------------------------------------------------------------------------
(1) Adjustments for pensions consist of:
    i)   differences for amounts reported by the pension plans at December 31, instead of the Province's year-end of March 31
    ii)  unamortized difference between employer and employee contributions for jointly sponsored pension plans
    iii) unamortized employee contribution reductions for solely sponsored plans
    iv)  unamortized initial unfunded liabilities of jointly sponsored plans
    v)   amounts payable by the Province that are reflected as contributions in the pension plan assets.
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Pensions and Other Employee Future Benefits Expense
For the year ended
March 31                                                    2007                   2007          2007              2006
                                                                                  Other
                                                                               Employee
                                                        Pensions        Future Benefits         Total             Total
------------------------------------------------------------------------------------------------------------------------

Cost of benefits                                          $1,533                   $327        $1,860            $1,768
Amortization of actuarial losses (gains)                    (336)                    94          (242)             (387)
Employee contributions                                      (186)                     -          (186)             (173)
Cost of plan amendments                                        -                      -             -               255
Interest expense (revenue)                                  (285)                   224           (61)             (110)
Adjustments(1)                                              (209)                     -          (209)             (113)
------------------------------------------------------------------------------------------------------------------------
Total(2)                                                    $517                   $645        $1,162            $1,240
------------------------------------------------------------------------------------------------------------------------
(1) Adjustments for Pensions consist of amortization of:
    i)   the difference between employer and employee contributions for jointly sponsored pension plans
    ii)  employee contribution reductions for solely sponsored plans
    iii) initial unfunded liability of jointly sponsored pension plans.
(2) Total Pensions and Other Employee Future Benefits Expense is reported in Schedule 2. The Teachers' Pension expense of
    $345 million (2005-06, $295 million) is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 3. The Public Service and OPSEU Pension expense of $172 million (2005-06,
    $227 million) and Other Employee Future Benefits — Retirement Benefits expense of $385 million (2005-06, $502 million)
    are included in the General Government and Other expense in the Consolidated Statement of Operations. The combined total of Public Service and OPSEU Pension and Other Employee Future Benefits — Retirement Benefits expense of $557 million
    (2005-06, $729 million) is disclosed separately in Schedule 3. The remainder of Other Employee Future Benefits expense is included in the relevant ministries' expenses in Schedule 3.
------------------------------------------------------------------------------------------------------------------------

Pensions

         The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and joint sponsor of the Ontario
         Public Service Employees Union (OPSEU) Pension Plan and the Ontario
         Teachers' Pension Plan (OTPP).

         These three plans are contributory defined benefit plans that provide
         Ontario government employees and elementary and secondary school teachers and administrators with a guaranteed amount of retirement income. Benefits are based primarily on the best five-year average salary of members and their length of service, and are indexed to changes in the Consumer Price Index to provide protection against inflation. Plan members normally contribute seven to nine per cent of their salary to these plans. The Province matches these contributions.

         Funding of these plans is based on statutory actuarial funding valuations undertaken at least every three years. The Province contributed $797 million to OTPP in 2006-07 (2005-06, $740 million), $218 million (including
         $75 million special payment) to PSPP (2005-06, $136 million) and
         $143 million to OPSEU Pension Plan (2005-06, $143 million). During calendar year 2006, OTPP paid benefits, including transfers to other plans of
         $3.8 billion (2005, $3.6 billion), PSPP paid $822 million (2005, $793 million)
         and OPSEU Pension Plan paid $529 million (2005, $524 million). Under agreements between the Province and OPSEU, and between the Province and the Ontario Teachers' Federation (OTF), gains and losses arising from statutory actuarial funding valuations are shared by the co-sponsors.

         The government's best estimate of the future annual inflation rate used in the pension and other employee future benefits calculations disclosed in these financial statements is 2.5 per cent; the salary escalation rate is 3.5 per cent; and the discount rate and expected rate of return on pension plan assets are 6.75 per cent for OTPP, 6.5 per cent for PSPP and
         6.75 per cent for OPSEU Pension Plan. Actuarial gains or losses are amortized over periods of 10 to 14 years.

         The Province is also responsible for sponsoring the Ontario Teachers'
         Retirement Compensation Arrangement and the Public Service Supplementary
         Benefits Plan. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

Other Employee Future Benefits

         Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits and compensated absences. The discount rate used in the Other Employee Future Benefits (except retirement benefits)
         calculation for 2006-07 is 4.90 per cent (2005-06, 4.65 per cent).

         Retirement Benefits

         The Province provides dental, basic life insurance, supplementary health and hospital benefits to retired employees through a self-insured, unfunded defined benefit plan. The Province paid $122 million for benefits under the plan in 2006-07 (2005-06, $119 million). The liability for non-pension retirement benefits of $2.7 billion as at March 31, 2007
         (2006, $2.5 billion) is included in the Other Employee Future Benefits
         Liability. The expense for 2006-07 of $385 million (2005-06, $502 million)
         is included in the Other Employee Future Benefits Expense.

         The discount rate used in the other retirement benefits calculation for
         2006-07 is 5.10 per cent (2005-06, 5.15 per cent).

         The Province entered into an agreement with OPSEU to change various supplemental health benefits in 2005. The cost of these changes of
         $211 million was included in the 2005-06 Other Employee Future Benefits
         Expense.

         Post-Employment Benefits

         For employees who have completed five years of service, the Province provides termination pay equal to one week's salary for each year of service up to a maximum of 50 per cent of their annual salary.
         Employees who have completed one year of service but less than five years are also entitled to termination pay in the event of death, retirement or release from employment. The termination pay benefits are unfunded and are administered by the Province. The Province paid out
         $48 million in termination pay in 2006-07 (2005-06, $49 million). The liability for termination pay of $834 million as at March 31, 2007
         (2006, $805 million) is included in the Other Employee Future Benefits
         Liability. The expense for 2006-07 of $78 million (2005-06, $76 million) is included in the Other Employee Future Benefits Expense.

         The Province also provides, on a self-insured basis, workers' compensation benefits, long-term disability benefits and regular benefits to employees who are on long-term disability. The liability for workers' compensation of $416 million as at March 31, 2007 (2006, $360 million) net of deposits of $2 million (2006, $3 million) is included in the Other Employee Future
         Benefits Liability. The expense for 2006-07 of $98 million (2005-06,
         $53 million), including a $42 million payment made in 2006-07 (2005-06,
         $41 million), is included in the Other Employee Future Benefits Expense.

         The unfunded liability for long-term disability benefits of $222 million as at March 31, 2007 (2006, $209 million) is net of deposits of
         $362 million (2006, $322 million), and is included in the Other Employee
         Future Benefits Liability. The 2006-07 expense of $77 million (2005-06,
         $82 million) is included in the Other Employee Future Benefits Expense.
         A $64 million payment for long-term disability benefits was made in
         2006-07 (2005-06, $56 million).

6.       Other Liabilities

---------------------------------------------------------------------------------------------------------------------
Other Liabilities
As at March 31                                                                                    2007          2006
---------------------------------------------------------------------------------------------------------------------
Deferred Revenue:
    Federal Transfers                                                                           $1,628        $1,407
    Vehicle and Driver Licences                                                                    636           579
    Other                                                                                          782           562
---------------------------------------------------------------------------------------------------------------------
Total Deferred Revenue                                                                           3,046         2,548
Other Funds and Liabilities                                                                      1,352         1,310
---------------------------------------------------------------------------------------------------------------------
Total                                                                                           $4,398        $3,858
---------------------------------------------------------------------------------------------------------------------

         Federal transfers were received by the Province to provide multi-year funding for provincial expenditures. They are recognized as revenue in the periods identified by the federal government in the underlying agreements.

-------------------------------------------------------------------------------------------------------------------------
Deferred Revenue — Federal Transfers
-------------------------------------------------------------------------------------------------------------------------
                                                      Included in             Revenue Deferred to               Deferred
                                                       Revenue                   Future Periods                  Revenue
                                             ----------------------------------------------------------------------------
                                    Total                                                                          As at
                                 Transfer         2005-06                                   2008-09 and        March 31,
                                 Received       and prior      2006-07      2007-08          thereafter             2007
-------------------------------------------------------------------------------------------------------------------------
Wait Times Reduction               $1,655            $485         $467         $468                $235             $703
Post-Secondary Education              390               -          195          195                   -              195
Infrastructure
Public Transit Capital                352               -          117          117                 118              235
Affordable Housing                    312               -          117          117                  78              195
Other Federal Transfers               346               7           39           85                 215              300
-------------------------------------------------------------------------------------------------------------------------
Total                              $3,055            $492         $935         $982                $646           $1,628
-------------------------------------------------------------------------------------------------------------------------

         The Province provides a two-year vehicle licence plate renewal option and multi-year driver licence renewals (two years for seniors and five years for all others). Amounts received under these multi-year renewals are recognized as revenue over the periods covered by the licences.

         Other deferred revenue includes deferred capital contributions of $531 million (2006, $313 million) from external sources for the acquisition and construction of tangible capital assets owned by the Province.

         Other funds and liabilities include pension and benefit funds related to the Provincial Judges' Pension Fund, the Public Service and the
         Deputy Ministers' Supplementary Benefit Accounts, externally restricted funds and other miscellaneous liabilities.

7.       Temporary Investments

----------------------------------------------------------------------------------------------------------------------
Temporary Investments
As at March 31                                                                                  2007             2006
----------------------------------------------------------------------------------------------------------------------
Temporary Investments                                                                         $7,764           $7,327
Add: Assets Purchased under Resale Agreements                                                      -               80
Less: Assets Sold under Repurchase Agreements                                                 (5,471)          (4,428)
----------------------------------------------------------------------------------------------------------------------
Total                                                                                         $2,293           $2,979
----------------------------------------------------------------------------------------------------------------------

         The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements, at March 31, 2007 is
         $2.4 billion (2006, $3.1 billion). Temporary investments primarily consist of investments in government bonds. Fair value is determined using quoted market prices.

         A resale agreement is an agreement between two parties to purchase and subsequently resell a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties to sell and subsequently repurchase a security at a specified price on a specified date.

8.       Tangible Capital Assets

---------------------------------------------------------------------------------------------------------------------
Tangible Capital Assets
As at March 31                                            2007                  2007             2007           2006
                                                                         Accumulated         Net Book       Net Book
                                                          Cost          Amortization            Value          Value
---------------------------------------------------------------------------------------------------------------------
Land                                                    $5,558                  $  -           $5,558         $5,366
Buildings                                                4,375                 1,456            2,919          2,791
Transportation Infrastructure                           13,220                 5,608            7,612          6,932
Other                                                    2,460                 1,304            1,156            945
---------------------------------------------------------------------------------------------------------------------
Total                                                  $25,613                $8,368          $17,245        $16,034
---------------------------------------------------------------------------------------------------------------------

         Land includes land acquired for transportation infrastructure, parks, buildings and other program use, and land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

         Buildings include administrative and service structures, and buildings under construction, but leased premises are excluded.

         Transportation infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

         Other includes railway equipment, computer equipment, vehicles, furniture, and administrative and service equipment owned by government organizations that are consolidated. It is planned to include similar assets owned by provincial ministries in the Province's financial statements in 2009-10. Works of art and historical treasures including the Legislative Building are excluded from tangible capital assets.

         All tangible capital assets, except buildings under construction, land and land improvements with an indefinite life, are being amortized on a straight-line basis over their estimated useful lives. Amortization expense for the fiscal year 2006-07 totalled $838 million (2005-06,
         $815 million). The useful lives of the Province's tangible capital assets have been estimated as:

             Buildings                                   20 to 40 years

             Transportation Infrastructure               10 to 60 years

             Other                                       3 to 25 years

9.       Contingent Liabilities

Obligations Guaranteed by the Province

         The authorized limit for loans guaranteed by the Province as at March
         31, 2007 was $2.9 billion (2006, $3.8 billion). The outstanding loans guaranteed and other contingencies amounted to $2.6 billion at March
         31, 2007 (2006, $3.3 billion). A provision of $416 million (2006,
         $504 million) based on an estimate of the likely loss arising from guarantees under the Student Support Programs has been reflected in these financial statements.

Ontario Nuclear Funds Agreement

         The Province, Ontario Power Generation Inc. (OPG), a wholly owned subsidiary, and certain subsidiaries of OPG, are parties to the Ontario
         Nuclear Funds Agreement (ONFA), to establish, fund and manage segregated funds to ensure sufficient funds are available to pay the costs of nuclear station decommissioning and nuclear used fuel waste management.

         Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds, for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically, to reflect new developments in the management of nuclear used fuel waste.

         As well, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the nuclear used fuel waste management fund. If the earnings on assets in that fund exceed the guaranteed rate, the Province is entitled to the excess.

         Two agreements are in place to satisfy the Canadian Nuclear Safety
         Commission (CNSC) licensing requirements for financial guarantees in respect of OPG's nuclear station decommissioning and nuclear waste management obligations. One agreement gives the CNSC access to the segregated funds established under ONFA. The other agreement provides a direct provincial guarantee to the CNSC on behalf of OPG. This guarantee, for up to $1.5 billion, relates to the portion of the decommissioning and waste management obligations not funded by the segregated funds. In return, the Province receives from OPG an annual fee equal to 0.5 per cent of the value of the direct provincial guarantee.

Social Housing — Loan Insurance Agreements

         For all non-profit housing projects in the provincial portfolio, the
         Province is liable to indemnify and reimburse the Canada Mortgage and
         Housing Corporation (CMHC) for any net costs, including any environmental liabilities, incurred as a result of project defaults, directly or indirectly, through the Ministry of Municipal Affairs and
         Housing or the Ontario Housing Corporation.

         At March 31, 2007, there were $8.3 billion (2006, $8.6 billion) of mortgage loans outstanding. As operating subsidies provided are sufficient to ensure that all mortgage payments can be made when due, default is unlikely. To date, there have been no claims for defaults on insured mortgage loans.

Claims Against the Crown

         There are claims outstanding against the Crown of which 111 (2006, 94)
         are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of aboriginal land claims, breach of contract, damages to persons and property and like items. The cost to the Province, if any, cannot be determined because the outcome of these actions is uncertain.

Canadian Blood Services

         The provincial and territorial governments of Canada have entered into a Canadian Blood Services Excess Insurance Captive Support Agreement
         (the "Captive Support Agreement") with Canadian Blood Services (CBS)
         and Canadian Blood Services Captive Insurance Company Limited (CBSI),
         a wholly owned subsidiary of CBS established under the laws of British
         Columbia. Under the Captive Support Agreement, each government indemnifies CBSI for its pro-rata share of any payments that CBSI becomes obliged to make under a comprehensive blood risks insurance policy it provides to CBS. The policy has an overall limit of $750 million, which may cover settlements, judgments and defence costs. The policy is in excess of, and secondary to, a $250 million comprehensive insurance policy underwritten by CBS Insurance Company Limited, a subsidiary of CBS domiciled in Bermuda. Given current populations,
         Ontario's maximum potential liability under the Captive Support
         Agreement is approximately $376 million. The Province is not aware of any proceedings that could lead to a claim against it under the Captive
         Support Agreement.

10.      Contractual Obligations

-------------------------------------------------------------------------------------------------------------------
Contractual                                                    Minimum Payments to be made in:
Obligations                                                                                               2013 and
As at March 31                            2007      2006     2008     2009    2010     2011     2012    thereafter
-------------------------------------------------------------------------------------------------------------------

Ontario Power Generation               $11,064   $10,930   $2,542   $2,077  $1,262   $1,650   $1,012        $2,521
Transfer payments                        5,158     5,193    1,536      639     364      264      245         2,110
Leases                                   1,487     1,452      238      197     159      133      104           656
Construction Contracts                   1,879     1,007    1,197      467      73      105        4            33
Other                                    3,477     6,581      809      471     409      355      328         1,105
-------------------------------------------------------------------------------------------------------------------
Total Contractual Obligations          $23,065   $25,163   $6,322   $3,851  $2,267   $2,507   $1,693        $6,425
-------------------------------------------------------------------------------------------------------------------

         Ontario Power Generation Inc.'s contractual obligations include future contributions under the Ontario Nuclear Funds Agreement of $3.2 billion, long-term debt repayment obligations of $3.2 billion and fuel supply agreements of $2.1 billion.

11.      Trust Funds Under Administration

         Summary financial information from the most recent financial statements of trust funds under administration is provided below.

---------------------------------------------------------------------------------------------------------------------
Workplace Safety and Insurance Board
As at December 31                                                                                2006           2005
---------------------------------------------------------------------------------------------------------------------

Assets                                                                                        $16,398        $14,547
Liabilities                                                                                    22,395         21,057
---------------------------------------------------------------------------------------------------------------------
Unfunded Liability                                                                             (5,997)        (6,510)
---------------------------------------------------------------------------------------------------------------------
Revenues                                                                                        5,341          4,416
Expenditures                                                                                    4,828          4,506
---------------------------------------------------------------------------------------------------------------------
Surplus (Deficit)                                                                                 513           (90)
Unfunded Liability, Beginning of Year                                                          (6,510)        (6,420)
---------------------------------------------------------------------------------------------------------------------
Unfunded Liability, End of Year                                                               $(5,997)       $(6,510)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Other Trust Funds
As at March 31, 2007
---------------------------------------------------------------------------------------------------------------------
                                                                                                        Fund Balance
                                                           Assets           Liabilities          (Unfunded Liability)
---------------------------------------------------------------------------------------------------------------------
The Public Guardian and
Trustee for Province of Ontario                            $1,292                $1,203                          $89
---------------------------------------------------------------------------------------------------------------------
Motor Vehicle Accident Claims Fund                            $54                  $232                        $(178)
--------------------------------------------------------------------------------------------------------------------
Pension Benefits Guarantee Fund                              $152                  $265                        $(113)
--------------------------------------------------------------------------------------------------------------------
As at December 31, 2006                                    Assets           Liabilities                 Fund Balance
--------------------------------------------------------------------------------------------------------------------
Deposit Insurance Corporation of Ontario                     $111                  $11                          $100
---------------------------------------------------------------------------------------------------------------------

         Any unfunded liability of trusts under administration are not included in the Province's financial statements as they are the responsibility of external parties. The most recent financial statements of these trusts are reproduced in Volume 2 of the Public Accounts of Ontario.

12.      Comparative Figures

         The comparative figures have been reclassified as necessary to conform to the 2007 presentation.

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS                                                             PAGE

Province of Ontario
Schedule 1: Revenues
---------------------------------------------------------------------------------------------------------------------
                                                                                2006-07         2006-07      2005-06
                                                                              Budget(1)          Actual       Actual
($ Millions)
---------------------------------------------------------------------------------------------------------------------
Taxation
Personal Income Tax                                                              21,671          23,655       21,041
Retail Sales Tax                                                                 16,165          16,228       15,554
Corporations Tax                                                                  9,845          10,845        9,984
Employer Health Tax                                                               4,314           4,371        4,197
Ontario Health Premium                                                            2,551           2,589        2,350
Gasoline Tax                                                                      2,303           2,310        2,281
Tobacco Tax                                                                       1,485           1,236        1,379
Land Transfer Tax                                                                 1,125           1,197        1,159
Electricity Payments-In-Lieu of Taxes                                               790             757          951
Fuel Tax                                                                            742             723          729
Other Taxes                                                                         283             399          292
---------------------------------------------------------------------------------------------------------------------
                                                                                 61,274          64,310       59,917
---------------------------------------------------------------------------------------------------------------------

Government of Canada
Canada Health Transfer                                                            7,619           7,702        7,148
Canada Social Transfer                                                            3,166           3,225        3,052
CHST Supplements                                                                      -               -          584
Social Housing                                                                      530             532          520
Wait Times Reduction Fund                                                           467             467          243
Early Learning and Child Care                                                       254             253          272
Post Secondary Education Infrastructure Trust                                         -             195            -
Infrastructure Programs                                                             359             191          285
Medical Equipment Funds                                                               -               -          194
Labour Market Development Agreement                                                   -             184            -
Indian Welfare Services Agreement                                                   168             179          182
Public Transit Capital Trust                                                          -             117            -
Affordable Housing Trust                                                              -             117            -
Bilingualism Development                                                             79              82           86
Labour Market Agreement for Persons with Disabilities                                72              76           81
Youth Criminal Justice                                                               66              64           67
Public Health and Immunization Trust                                                 53              53           52
Legal Aid Criminal                                                                   43              51           51
Other                                                                               706             548          434
---------------------------------------------------------------------------------------------------------------------
                                                                                 13,582          14,036       13,251
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 1: Revenues (cont'd)
---------------------------------------------------------------------------------------------------------------------
                                                                                   2006-07        2006-07     2005-06
                                                                                  Budget(1)        Actual      Actual
($ Millions)
----------------------------------------------------------------------------------------------------------------------
Income from Investment in Government Business                                         3,920         4,196       4,308
Enterprises (Schedule 8)
----------------------------------------------------------------------------------------------------------------------
Other
Sales and Rentals                                                                       396         1,108         465
Electricity Debt Retirement Charge                                                    1,027           991       1,021
Vehicle and Driver Registration Fees                                                  1,021           970         763
Power Sales                                                                             988           863         779
Local Services Realignment                                                              811           809         775
Other Fees and Licences                                                                 556           624         550
Liquor Licence Board of Ontario Revenues                                                453           467         516
Net Reduction of Power Purchase Contracts                                               412           412         396
Royalties                                                                               243           215         191
Independent Electricity System Operator Revenue                                         145           124         141
Miscellaneous                                                                           902         1,272       1,152
----------------------------------------------------------------------------------------------------------------------
                                                                                      6,954         7,855       6,749
----------------------------------------------------------------------------------------------------------------------
Total Revenues                                                                       85,730        90,397      84,225
----------------------------------------------------------------------------------------------------------------------
(1) Amounts reported in 2006 Budget.
----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 2: Expenses by Object
--------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                                 2007               2006
($ Millions)
--------------------------------------------------------------------------------------------------------------------

Transfer Payments                                                                         66,571             62,636
Interest on Debt                                                                           8,831              9,019
Salaries and Wages                                                                         4,707              4,477
Services                                                                                   3,202              2,747
Pensions and Other Employee Future Benefits (Note 5)                                       1,162              1,240
Power Purchases                                                                              863                803
Supplies and Equipment                                                                       858                794
Amortization of Tangible Capital Assets (Note 8)                                             838                815
Employee Benefits                                                                            636                573
Transportation and Communication                                                             322                445
Increase in Net Assets of Broader Public Sector Organizations
(Schedule 9)                                                                                (340)              (449)
Other                                                                                        478                827
--------------------------------------------------------------------------------------------------------------------
Total Expenses                                                                            88,128             83,927
--------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 3: Expenses by Ministry
---------------------------------------------------------------------------------------------------------------------
                                                                                 2006-07       2006-07       2005-06
                                                                               Budget(1)        Actual        Actual
($ Millions)
---------------------------------------------------------------------------------------------------------------------

Aboriginal Affairs Secretariat                                                        21            25            50
Agriculture, Food and Rural Affairs                                                  896         1,078         1,147

Attorney General                                                                   1,297         1,348         1,287
Board of Internal Economy                                                            169           163           150
Children and Youth Services                                                        3,198         3,260         3,267
Citizenship and Immigration                                                           90           116            92
Community and Social Services                                                      7,029         7,182         6,718
Community Safety and Correctional Services                                         1,870         1,876         1,750
Culture                                                                              366           410           475
Democratic Renewal Secretariat                                                        10             6             2
Economic Development and Trade                                                       328           199           176
Education                                                                            472           423           440
    School Boards (Schedule 9)                                                    11,182        11,290        10,886
    Teachers' Pension (Note 5)                                                       408           345           295
Energy                                                                               229           229           207
Environment                                                                          301           314           274
Executive Offices                                                                     19            19            19
Finance                                                                            1,192         1,327         1,297
    Contingency Fund                                                                 995             -             -
    Interest on Debt                                                               9,429         8,831         9,019
    Power Purchases                                                                  988           863           803
Government Services                                                                  795           856           625
    Public Service/OPSEU Pension and Other Employee Future Benefits (Note 5)                                                                               594           557           729
Health and Long-Term Care                                                         19,028        19,162        17,841
    Hospitals (Schedule 9)                                                        16,133        16,145        14,816
Health Promotion                                                                     355           391           290
Intergovernmental Affairs                                                              9            11            10
Labour                                                                               150           147           141
Municipal Affairs and Housing                                                        692           843           926
Natural Resources                                                                    678           734           628
Northern Development and Mines                                                       347           318           337
Office of Francophone Affairs                                                          4             4             4
Public Infrastructure Renewal                                                        114           426           107
    Capital Contingency Plan                                                         175             -             -
Research and Innovation                                                              317           316           332
Revenue                                                                              580           563           442
Small Business and Entrepreneurship                                                   23            25            26
Tourism                                                                              161           204           210
Training, Colleges and Universities                                                3,842         4,110         3,504
    Colleges (Schedule 9)                                                          1,359         1,273         1,185
Transportation                                                                     1,935         2,739         3,420
Year-End Savings(2)                                                                 (700)            -             -
---------------------------------------------------------------------------------------------------------------------
Total Expenses                                                                    87,080        88,128        83,927
---------------------------------------------------------------------------------------------------------------------
(1) Amounts reported in 2006 Budget.
(2) For Budget purposes, these items were not allocated to individual ministries.
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 4: Accounts Payable and Accrued Liabilities
---------------------------------------------------------------------------------------------------------------------
As at March 31                                                                                      2007        2006
($ Millions)
---------------------------------------------------------------------------------------------------------------------

Transfer Payments                                                                                  4,807       5,125
Interest on Debt                                                                                   4,014       4,313
Liability for CRA(1) Overpayment                                                                     931       1,064
Salaries, Wages and Benefits                                                                         569         521
Restructuring                                                                                         88         200
Other                                                                                              2,054       1,983
---------------------------------------------------------------------------------------------------------------------
Total Accounts Payable and Accrued Liabilities                                                    12,463      13,206
---------------------------------------------------------------------------------------------------------------------
(1) CRA - Canada Revenue Agency.
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 5: Accounts Receivable
---------------------------------------------------------------------------------------------------------------------
As at March 31                                                                                      2007        2006
($ Millions)
---------------------------------------------------------------------------------------------------------------------

Taxes                                                                                              6,473       5,045
Transfer Payments(1)                                                                               1,376       1,349
Other Accounts Receivable                                                                            784         929
---------------------------------------------------------------------------------------------------------------------
                                                                                                   8,633       7,323
Less: Provision for Doubtful Accounts(2)                                                          (2,172)     (2,004)
---------------------------------------------------------------------------------------------------------------------
                                                                                                   6,461       5,319
Government of Canada                                                                               1,415       1,104
---------------------------------------------------------------------------------------------------------------------
Total Accounts Receivable                                                                          7,876       6,423
---------------------------------------------------------------------------------------------------------------------
(1) The transfer payment receivable consists primarily of recoverables of $857 million (2006, $838 million) for the
    Ontario Disability Support Program - Financial Assistance, and $422 million (2006, $404 million) for Student
    Support.
(2) The provision for doubtful accounts includes a provision of $788 million (2006, $770 million) for the Ontario
    Disability Support Program - Financial Assistance, and $344 million (2006, $342 million) for Student Support.
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 6: Loans Receivable
---------------------------------------------------------------------------------------------------------------------
As at March 31                                                                                      2007        2006
($ Millions)
---------------------------------------------------------------------------------------------------------------------
Government Business Enterprises(1)                                                                 3,453       3,979
Students(2)                                                                                        2,159       1,986
Municipalities(3)                                                                                  1,370       1,172
School Boards and Colleges(4)                                                                        866         110
Pension Benefit Guarantee Fund(5)                                                                    297         308
Industrial and Commercial(6)                                                                         286         274
Universities(7)                                                                                      165         165
Other                                                                                                 52          44
---------------------------------------------------------------------------------------------------------------------
                                                                                                   8,648       8,038
Unamortized Concession Discounts(8)                                                                 (378)       (283)
Allowance for Doubtful Accounts(9)                                                                  (892)       (880)
---------------------------------------------------------------------------------------------------------------------
Total Loans Receivable                                                                             7,378       6,875
---------------------------------------------------------------------------------------------------------------------
(1) Loans to government business enterprises bear interest at rates of 4.38% to 6.65% (2006, 3.85% to 6.65%).
(2) Loans to students bear interest at rates of 4.25% to 5.00% (2006, 4.25% to 5%).
(3) Loans to municipalities bear interest at rates up to 8.00% (2006, 7.38%).
(4) Loans to school boards and colleges bear interest at rates of 4.56% to 11.04% (2006, 7.25% to 11.04%).
(5) The loan to the Pension Benefit Guarantee Fund bears is interest-free.
(6) Loans to industrial and commercial enterprises bear interest at rates up to 7.47% (2006, 11.25%) and include forgivable loans totalling $8.9 million (2006, $19.3 million), which are fully provided for in the allowance for doubtful accounts.
(7) Loans to universities are mortgages bearing interest at rates of 6.13% to 11.04% (2006, 5.88% to 10.81%).
(8) Unamortized concession discounts are related to loans to municipalities of $128 million (2006, $51 million), loans to Pension Benefit Guarantee Fund of $145 million (2006, $151 million), and loans to industrial and commercial enterprises of $105 million (2006, $81 million).
(9) Allowance for doubtful accounts is related to loans to students of $714 million (2006, $693 million), loans to municipalities of $158 million (2006, $158 million), loans to industrial and commercial enterprises and other of
    $20 million (2006, $29 million).
---------------------------------------------------------------------------------------------------------------------

Repayment terms are as follows:                                                                  Principal Repayment
Years to Maturity                                                                                    2007       2006
---------------------------------------------------------------------------------------------------------------------
1 year                                                                                              1,561      1,818
2 years                                                                                               661        658
3 years                                                                                               868        627
4 years                                                                                               748        832
5 years                                                                                               337        711
---------------------------------------------------------------------------------------------------------------------
1-5 years                                                                                           4,175      4,646
6-10 years                                                                                          1,313      1,006
11-15 years                                                                                           400        197
16-20 years                                                                                           366        161
21-25 years                                                                                           297         60
Over 25 years                                                                                         157        120
---------------------------------------------------------------------------------------------------------------------
Subtotal                                                                                            6,708      6,190
No fixed maturity                                                                                   1,940      1,848
---------------------------------------------------------------------------------------------------------------------
Total                                                                                               8,648      8,038
---------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 7: Government Organizations
----------------------------------------------------------------------------------------------------------------------
Government Business Enterprises(1)                                             Responsible Ministry
----------------------------------------------------------------------------------------------------------------------
Algonquin Forestry Authority (AFA)                                             Natural Resources
Hydro One Inc. (HOI)                                                           Energy
Liquor Control Board of Ontario (LCBO)                                         Public Infrastructure Renewal
Niagara Parks Commission (NPC)                                                 Tourism
Ontario Clean Water Agency (OCWA)                                              Environment
Ontario Lottery and Gaming Corporation (OLGC)                                  Public Infrastructure Renewal
Ontario Northland Transportation Commission (ONTC)                             Northern Development and Mines
Ontario Power Generation Inc. (OPG)                                            Energy

Provincial Agencies(1)                                                         Responsible Ministry
----------------------------------------------------------------------------------------------------------------------
Agricorp                                                                       Agriculture, Food and Rural Affairs
Agricultural Research Institute of Ontario(2)                                  Agriculture, Food and Rural Affairs
Cancer Care Ontario                                                            Health and Long-Term Care
Education Quality and Accountability Office                                    Education
Independent Electricity System Operator                                        Energy
Infrastructure Ontario(3)                                                      Public Infrastructure Renewal
GO Transit (Toronto Area Transit Operating Authority                           Transportation
    and Greater Toronto Transit Authority)
Legal Aid Ontario                                                              Attorney General
Metropolitan Toronto Convention Centre                                         Tourism
Northern Ontario Heritage Fund Corporation                                     Northern Development and Mines
Ontario Educational Communications Authority                                   Education
Ontario Electricity Financial Corporation                                      Finance
Ontario Energy Board                                                           Energy
Ontario Financing Authority                                                    Finance
Ontario Mortgage and Housing Corporation(4)                                    Municipal Affairs and Housing
Ontario Immigrant Investor Corporation                                         Economic Development and Trade
Ontario Place Corporation                                                      Tourism
Ontario Power Authority                                                        Energy
Ontario Racing Commission                                                      Government Services
Ontario Realty Corporation                                                     Public Infrastructure Renewal
Ontario Science Centre                                                         Culture
Ontario Securities Commission                                                  Finance
Ontario Tourism Marketing Partnership Corporation                              Tourism
Ontario Trillium Foundation                                                    Culture
Royal Ontario Museum                                                           Culture
Smart Systems for Health Agency                                                Health and Long-Term Care
Toronto Waterfront Revitalization Corporation                                  Public Infrastructure Renewal
----------------------------------------------------------------------------------------------------------------------
(1) The most recent audited financial statements of these organizations are reproduced in Volume 2, Public Accounts of Ontario.
(2) The organization met the criteria for consolidation in fiscal year 2006-07.
(3) Ontario Strategic Infrastructure Financing Authority was amalgamated with Infrastructure Ontario in 2006-07.
(4) The name of Ontario Housing Corporation was changed to Ontario Mortgage and Housing Corporation in 2006-07.
----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 7: Government Organizations
----------------------------------------------------------------------------------------------------------------------
Broader Public Sector Organizations
----------------------------------------------------------------------------------------------------------------------

Public Hospitals - Ministry of Health and Long-Term Care

Alexandra Hospital Ingersoll                             Hopital Montfort
Alexandra Marine & General Hospital                      Hopital Notre Dame Hospital
Almonte General Hospital                                 Hopital regional de Sudbury Regional Hospital
Anson General Hospital                                   Hornepayne Community Hospital
Arnprior and District Memorial Hospital                  Hospital for Sick Children
Atikokan General Hospital                                Hotel-Dieu Hospital (Cornwall)
Baycrest Centre for Geriatric Care                       Hotel-Dieu Grace Hospital
Bingham Memorial Hospital                                Humber River Regional Hospital
Blind River District Health Centre                       Huronia District Hospital
Bloorview MacMillan Centre                               James Bay General Hospital
Bluewater Health                                         Joseph Brant Memorial Hospital
Brantford General Hospital                               Kemptville District Hospital
Bridgepoint Hospital                                     Kingston General Hospital
Brockville General Hospital                              Kirkland and District Hospital
Cambridge Memorial Hospital                              Lady Dunn Health Centre
Campbellford Memorial Hospital                           Lady Minto Hospital at Cochrane
Carleton Place and District Memorial Hospital            Lake of the Woods District Hospital
Casey House Hospice                                      Lakeridge Health Corporation
Chatham-Kent Health Alliance                             Leamington District Memorial Hospital
Children's Hospital of Eastern Ontario                   Lennox and Addington County General Hospital
Clinton Public Hospital                                  Listowel Memorial Hospital
Collingwood General and Marine Hospital                  London Health Sciences Centre
Cornwall Community Hospital                              Manitoulin Health Centre
Credit Valley Hospital                                   Manitouwadge General Hospital
Deep River and District Hospital Corporation             Markham Stouffville Hospital
Dryden Regional Health Centre                            Mattawa General Hospital
Englehart and District Hospital                          McCausland Hospital
Espanola General Hospital                                Mount Sinai Hospital
Four Counties Health Services                            Muskoka Algonquin Healthcare
Geraldton District Hospital                              Niagara Health System
Grand River Hospital                                     Nipigon District Memorial Hospital
Grey Bruce Health Services                               Norfolk General Hospital
Groves Memorial Community Hospital                       North Bay General Hospital
Guelph General Hospital                                  North Wellington Health Care Corporation
Haldimand War Memorial Hospital                          North York General Hospital
Haliburton Highlands Health Services Corporation         Northumberland Hills Hospital
Halton Healthcare Services Corporation                   Orillia Soldiers' Memorial Hospital
Hamilton Health Sciences Corporation                     Ottawa Hospital
Hanover & District Hospital                              Pembroke Regional Hospital Inc.
Headwaters Health Care Centre                            Penetanguishene General Hospital Inc.
Hopital Général de Hawkesbury and District General       Perth and Smiths Falls District Hospital
  Hospital Inc.
Hopital Glengarry Memorial Hospital                      Peterborough Regional Health Centre

Province of Ontario
Schedule 7: Government Organizations
----------------------------------------------------------------------------------------------------------------------

Public Hospitals - Ministry of Health and Long-Term Care (cont'd)

Providence Healthcare                                    St. Mary's Memorial Hospital
Queensway-Carleton Hospital                              St. Mary's of the Lake Hospital
Quinte Healthcare Corporation                            St. Michael's Hospital
Red Lake Margaret Cochenour Memorial Hospital            St. Peter's Hospital
Religious Hospitallers of St. Joseph of the Hotel Dieu   St. Thomas - Elgin General Hospital
  of Kingston
Religious Hospitallers of St. Joseph of the Hotel Dieu   St. Vincent de Paul Hospital
  of St. Catharines
Renfrew Victoria Hospital                                Stevenson Memorial Hospital
Riverside Health Care Facilities Inc.                    Stratford General Hospital
Ross Memorial Hospital                                   Strathroy Middlesex General Hospital
Rouge Valley Health System                               Sunnybrook Health Sciences Centre
Royal Victoria Hospital of Barrie Inc.                   Temiskaming Hospital
Runnymede Healthcare Centre                              Thunder Bay Regional Health Sciences Centre
Salvation Army Toronto Grace Hospital                    Tillsonburg District Memorial Hospital
Sault Area Hospital                                      Timmins and District Hospital
Scarborough Hospital                                     Toronto East General Hospital
Seaforth Community Hospital                              Toronto Rehabilitation Institute
Sensenbrenner Hospital                                   Trillium Health Centre
Services de sante de Chapleau Health Services            University Health Network
Sioux Lookout Meno-Ya-Win Health Centre                  University of Ottawa Heart Institute
Sisters of Charity of Ottawa Hospital                    West Haldimand General Hospital
Smooth Rock Falls Hospital                               West Lincoln Memorial Hospital
South Bruce Grey Health Centre                           West Nipissing General Hospital
South Huron Hospital Association                         West Park Healthcare Centre
Southlake Regional Health Centre                         West Parry Sound Health Centre
St. Francis Memorial Hospital                            Willett Hospital
St. John's Rehabilitation Hospital                       William Osler Health Centre
St. Joseph's Care Group                                  Wilson Memorial General Hospital
St. Joseph's General Hospital, Elliot Lake Incorporated  Winchester District Memorial Hospital
St. Joseph's Health Care, London                         Windsor Regional Hospital
St. Joseph's Health Centre (Toronto)                     Wingham and District Hospital
St. Joseph's Health Centre (Guelph)                      Women's College Hospital
St. Joseph's Healthcare Hamilton                         Woodstock General Hospital
St. Mary's General Hospital                              York Central Hospital

Specialty Psychiatric Hospitals - Ministry of Health and Long-Term Care

Centre for Addiction and Mental Health                   Royal Ottawa Health Care Group
Northeast Mental Health Centre                           Whitby Mental Health Centre

Province of Ontario
Schedule 7: Government Organizations
----------------------------------------------------------------------------------------------------------------------

School Boards - Ministry of Education

Airy and Sabine District School Area Board               Hornepayne Roman Catholic Separate School Board
Algoma District School Board                             Huron-Perth Catholic District School Board
Algonquin and Lakeshore Catholic District School Board   Huron-Superior Catholic District School Board
Asquith-Garvey District School Area Board                James Bay Lowlands Secondary School Board
Atikokan Roman Catholic Separate School Board            Kawartha Pine Ridge District School Board
Avon Maitland District School Board                      Keewatin-Patricia District School Board
Bloorview MacMillan School Authority                     Kenora Catholic District School Board
Bluewater District School Board                          KidsAbility School Authority
Brant Haldimand Norfolk Catholic District School Board   Lakehead District School Board
Bruce-Grey Catholic District School Board                Lambton Kent District School Board
Campbell Children's School Authority                     Limestone District School Board
Caramat District School Area Board                       London District Catholic School Board
Catholic District School Board of Eastern Ontario        Mine Centre District School Area Board
Collins District School Area Board                       Missarenda District School Area Board
Connell and Ponsford District School Area Board          Moose Factory Island District School Area Board
Conseil de district des écoles publiques                 Peterborough Victoria Northumberland and
  de langue francaise no 59                                Clarington Catholic District School Board
Conseil scolaire de district catholique Centre-Sud       Moosonee Roman Catholic Separate School Board
Conseil scolaire de district catholique de l'Est         Murchison and Lyell District School Area Board
  ontarien
Conseil scolaire de district catholique des              Nakina District School Area Board
  Aurores boréales
Conseil scolaire de district catholique des              Near North District School Board
   Grandes Rivières
Conseil scolaire de district catholique du               Niagara Catholic District School Board
   Centre-Est de l'Ontario
Conseil scolaire de district catholique du               Niagara Peninsula children's Centre School Authority
   Nouvel-Ontario
Conseil scolaire de district catholique Franco-Nord      Nipissing-Parry Sound Catholic District School Board
Conseil scolaire de district des écoles catholiques du   Northeastern Catholic District School Board
   Sud-Ouest
Conseil scolaire de district du Centre Sud-Ouest         Northern District School Area Board
Conseil scolaire de district du Grand Nord de l'Ontario  Northwest Catholic District School Board
Conseil scolaire de district du Nord-Est de l'Ontario    Ottawa Children's Treatment Centre School Authority
District School Board of Niagara                         Ottawa Catholic District School Board
District School Board Ontario North East                 Ottawa-Carleton District School Board
Dubreuilville Roman Catholic Separate School Board       Parry Sound Roman Catholic Separate School Board
Dufferin-Peel Catholic District School Board             Peel District School Board
Durham Catholic District School Board                    Penetanguishene Protestant Separate School Board
Durham District School Board                             Moosonee District School Area Board
Essex County Children's Rehabilitation Centre School     Rainbow District School Board
    Authority
Foleyet District School Area Board                       Rainy River District School Board
Foleyet Roman Catholic Separate School Board             Red Lake Area Combined Roman Catholic Separate School Board
Gogama District School Area Board                        Renfrew County Catholic District School Board
Gogama Roman Catholic Separate School Board              Renfrew County District School Board
Grand Erie District School Board                         Simcoe County District School Board
Greater Essex County District School Board               Simcoe Muskoka Catholic District School Board
Halton Catholic District School Board                    St. Clair Catholic District School Board
Halton District School Board                             Sudbury Catholic District School Board
Hamilton-Wentworth Catholic District School Board        Superior North Catholic District School Board
Hamilton-Wentworth District School Board                 Superior-Greenstone District School Board
Hastings and Prince Edward District School Board         Thames Valley District School Board

Province of Ontario
Schedule 7: Government Organizations
----------------------------------------------------------------------------------------------------------------------

School Boards - Ministry of Education (cont'd)

Thunder Bay Catholic District School Board               Waterloo Catholic District School Board
Toronto Catholic District School Board                   Waterloo Region District School Board
Toronto District School Board                            Wellington Catholic District School Board
Trillium Lakelands District School Board                 Windsor-Essex Catholic District School Board
Upper Canada District School Board                       York Region District School Board
Upper Grand District School Board                        York Catholic District School Board
Upsala District School Area Board

Colleges - Ministry of Training, Colleges and Universities

Algonquin College of Applied Arts and Technology         Le college d'arts appliques et de technologie la Cité
                                                           collégiale
Cambrian College of Applied Arts and Technology          Lambton College of Applied Arts and Technology
Canadore College of Applied Arts and Technology          Loyalist College of Applied Arts and Technology
Centennial College of Applied Arts and Technology        Mohawk College of Applied Arts and Technology
College Boreal d'arts appliques et de technologie        Niagara College of Applied Arts and Technology
Conestoga College of Applied Arts and Technology         Northern College of Applied Arts and Technology
Confederation College of Applied Arts and Technology     Sault College of Applied Arts and Technology
Durham College of Applied Arts and Technology            Seneca College of Applied Arts and Technology
Fanshawe College of Applied Arts and Technology          Sheridan College of Applied Arts and Technology
George Brown College of Applied Arts and Technology      Sir Sandford Fleming College of Applied Arts and Technology
Georgian College of Applied Arts and Technology          St. Clair College of Applied Arts and Technology
Humber College Institute of Technology and Advanced      St. Lawrence College of Applied Arts and Technology
 Learning

Province of Ontario
Schedule 8: Government Business Enterprises
Summary financial information of Government Business Enterprises is provided below.(1)
-----------------------------------------------------------------------------------------------------------------------
                                                                                              Liquor
                                                              Algonquin                      Control            Niagara
For the year ended March 31, 2007                              Forestry         Hydro       Board of              Parks
($ Millions)                                                  Authority       One Inc.       Ontario         Commission
-----------------------------------------------------------------------------------------------------------------------
Assets
Cash and Temporary Investments                                        2          331             136                 -
Accounts Receivable                                                   5          842              24                 1
Inventories                                                           -           61             321                 6
Prepaid Expenses                                                      -            -              20                 -
Long-Term Investments                                                 -            -               -                 -
Fixed Assets                                                          1       10,609             233               132
Other Assets                                                          3          830               -                 -
-----------------------------------------------------------------------------------------------------------------------
Total Assets                                                         11       12,673             734               139
-----------------------------------------------------------------------------------------------------------------------
Liabilities
Bank Indebtedness                                                     2           16               -                12
Accounts Payable                                                      -          770             369                 6
Deferred Revenue                                                      -            -               -                 -
Long-Term Debt                                                        -        5,657              54                 2
Other Liabilities                                                     -        1,367               -                 3
-----------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                     2        7,810             423                23
-----------------------------------------------------------------------------------------------------------------------
Net Assets                                                            9        4,863             311               116
-----------------------------------------------------------------------------------------------------------------------
Revenue                                                              28        4,663           3,928                79
-----------------------------------------------------------------------------------------------------------------------
Expenses                                                             28        4,211           2,621                80
-----------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                     -          452           1,307                (1)
Net Assets — Beginning of Year                                        9        4,709             283               118
Payments from (to) CRF                                                -         (298)         (1,279)               (1)
-----------------------------------------------------------------------------------------------------------------------
Net Assets                                                            9        4,863             311               116
-----------------------------------------------------------------------------------------------------------------------
(1) The information in this table represents unaudited results of government business enterprises for the year ended
    March 31, 2007. Adjustments have been made to eliminate fair market value gains and losses recorded by government business enterprises.
-----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                       Ontario                Ontario
                                   Lottery and              Northland
          Ontario Clean                 Gaming         Transportation         Ontario Power
           Water Agency            Corporation             Commission        Generation Inc.                 Total
-------------------------------------------------------------------------------------------------------------------
                     42                    704                      -                    15                  1,230
                     12                     79                     17                   397                  1,377
                      -                      -                     19                   678                  1,085
                      3                     59                      1                     -                     83
                      8                      -                      -                     -                      8
                      4                  2,412                    261                12,738                 26,390
                    125                     80                     89                 9,227                 10,354
-------------------------------------------------------------------------------------------------------------------
                    194                  3,334                    387                23,055                 40,527
-------------------------------------------------------------------------------------------------------------------
                      -                      -                     14                     -                     44
                     10                    444                     31                   820                  2,450
                      -                     13                      1                   141                    155
                      -                    392                     36                 3,384                  9,525
                      8                    174                     63                12,757                 14,372
-------------------------------------------------------------------------------------------------------------------
                     18                  1,023                    145                17,102                 26,546
-------------------------------------------------------------------------------------------------------------------
                    176                  2,311                    242                 5,953                 13,981
-------------------------------------------------------------------------------------------------------------------
                    122                  6,085                    144                 5,613                 20,662
-------------------------------------------------------------------------------------------------------------------
                    117                  4,140                    151                 5,118                 16,466
-------------------------------------------------------------------------------------------------------------------
                      5                  1,945                     (7)                  495                  4,196
                    171                  2,044                    250                 5,586                 13,170
                      -                 (1,678)                    (1)                 (128)                (3,385)
-------------------------------------------------------------------------------------------------------------------
                    176                  2,311                    242                 5,953                 13,981
-------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 8: Government Business Enterprises
------------------------------------------------------------------------------------------------------------------------

Algonquin Forestry Authority (AFA)

         The Algonquin Forestry Authority is responsible for forest management in Algonquin Park.

Hydro One Inc. (HOI)

         The principal business of Hydro One is the transmission and distribution of electricity to customers within Ontario. It is regulated by the Ontario Energy Board.

Liquor Control Board of Ontario (LCBO)

         The Liquor Control Board of Ontario regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through Liquor Control Board stores, Brewers'
         Retail stores and winery retail stores throughout Ontario. The Board buys wine and liquor products for resale to the public and tests all products sold to the public to maintain high standards of quality. The
         Board also establishes prices for beer, wine and spirits.

Niagara Parks Commission (NPC)

         The Commission maintains, preserves and enhances the beauty and surroundings of the Horseshoe Falls and the Niagara River from Fort
         Erie to Niagara-on-the-Lake.

Ontario Clean Water Agency (OCWA)

         The Agency assists municipalities in providing more cost-effective water and sewage services and encourages Ontario residents, municipalities and industries to conserve water. The Agency also finances, builds and operates water and sewage systems, as well as providing services to communities, all on a cost-recovery basis.

Ontario Lottery and Gaming Corporation (OLGC)

         Under the Ontario Lottery and Gaming Corporation Act, 1999, the
         Corporation conducts lottery games and operates commercial casinos, charity casinos, and slot machines at 15 Ontario racetracks.

Ontario Northland Transportation Commission (ONTC)

         The Commission provides rail, bus, ferry, air and telecommunications services to northern Ontario.

Ontario Power Generation Inc. (OPG)

         The principal business of Ontario Power Generation Inc. is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the northeast and midwest United States.

Province of Ontario
Schedule 9: Broader Public Sector Organizations
Summary financial information of Broader Public Sector Organizations is provided below.
-------------------------------------------------------------------------------------------------------------------
For the year ended March 31, 2007(1)                                           School
($ Millions)                                             Hospitals             Boards         Colleges       Total
-------------------------------------------------------------------------------------------------------------------

Expense
Salaries, Wages and Benefits                                12,413             14,396            1,535      28,344
Bursaries, Student Aid and Other Grants                          -                  -               82          82
Interest Expense                                                67                335               45         447
Amortization Expense                                           788                492              149       1,429
Other                                                        5,651              3,586              762       9,999
-------------------------------------------------------------------------------------------------------------------
Total Expenses                                              18,919             18,809            2,573      40,301
-------------------------------------------------------------------------------------------------------------------

Revenue
School Property Taxes                                            -              6,243                -       6,243
Fees, Donations and Other Primary Revenues                   1,000                438            1,071       2,509
Interest and Investment Income                                  37                 84               21         142
Other                                                        1,737                754              208       2,699
-------------------------------------------------------------------------------------------------------------------
Total Revenue                                                2,774              7,519            1,300      11,593
-------------------------------------------------------------------------------------------------------------------
Net Expenses                                                16,145             11,290            1,273      28,708
-------------------------------------------------------------------------------------------------------------------

Transfers from the Province                                 16,453             11,223            1,372      29,048

Increase/(Decrease) in Net Assets of Broader
    Public Sector                                              308               (67)               99         340

Net Assets - Beginning of Year                               7,752              7,340            1,647      16,739
-------------------------------------------------------------------------------------------------------------------
Net Assets                                                   8,060              7,273            1,746      17,079
-------------------------------------------------------------------------------------------------------------------

Financial Assets                                             4,585              2,532              904       8,021
Liabilities                                                  8,276             10,947            1,440      20,663
-------------------------------------------------------------------------------------------------------------------
Net Debt                                                    (3,691)            (8,415)            (536)    (12,642)
Tangible Capital Assets                                     11,751             15,688            2,282      29,721
-------------------------------------------------------------------------------------------------------------------
Net Assets                                                   8,060              7,273            1,746      17,079
-------------------------------------------------------------------------------------------------------------------
(1) Amounts reported include consolidation adjustments made to eliminate significant inter-organizational gains and losses, to record tangible capital assets for school boards, and to conform school boards to the Province's fiscal year.
-------------------------------------------------------------------------------------------------------------------

SOURCES OF ADDITIONAL INFORMATION

The Ontario Budget

         The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year. For an electronic copy of the Ontario Budget, visit the Ministry of Finance website at www.fin.gov.on.ca.

The Estimates of the Province of Ontario

         The government's spending Estimates for the fiscal year commencing
         April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The
         Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act.
         For electronic access, go to: www.fin.gov.on.ca.

Ontario Finances

         This is a quarterly report on the performance of the government's
         Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year. Copies may be obtained free by writing to the Ministry of Finance, Communications and
         Corporate Affairs Branch, 3rd Floor, Frost Building North, 95 Grosvenor
         Street, Toronto ON M7A 1Z1. For electronic access, go to:
         www.fin.gov.on.ca.

Ontario Economic Accounts

         This quarterly report contains data on Ontario's economic activity.
         Copies may be obtained free by writing to the Ministry of Finance,
         Communications and Corporate Affairs Branch, 3rd Floor, Frost Building
         North, 95 Grosvenor Street, Toronto ON M7A 1Z1. For electronic access, go to: www.fin.gov.on.ca.

2007 Pre-Election Report on Ontario's Finances

         This report presents the government's fiscal plan for the 2007-08 to
         2009-10 fiscal years. Copies may be obtained free by writing to the
         Ministry of Finance, Communications and Corporate Affairs Branch, 3rd
         Floor, Frost Building North, 95 Grosvenor Street, Toronto ON M7A 1Z1.
         For electronic access, go to: www.fin.gov.on.ca.